                                              Filed Pursuant To Rule 424(b)(1)
                                                 Registration No. 333-55763

                                1,750,000 Shares

                            Gradall Industries, Inc.
                                  Common Stock
                               ------------------
     Of the 1,750,000 shares of Common Stock, par value $.001 per share (the "Common Stock"), of Gradall Industries, Inc., a Delaware corporation (the "Company"), 500,000 shares are being offered by the Company and 1,250,000 shares are being offered by a Selling Stockholder. See "Selling Stockholder." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.

     The Common Stock is traded on The Nasdaq National Market under the symbol "GRDL". The reported last sale price of the Common Stock reported on The Nasdaq National Market on June 23, 1998 was $13 1/16 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

============================================================================================================
                                                  UNDERWRITING                               PROCEEDS TO
                               PRICE TO           DISCOUNTS AND         PROCEEDS TO            SELLING
                                PUBLIC           COMMISSIONS(1)         COMPANY(2)           STOCKHOLDER
------------------------------------------------------------------------------------------------------------
Per Share...............        $13.000              $0.683               $12.317              $12.317
------------------------------------------------------------------------------------------------------------
Total(3)................      $22,750,000          $1,195,250           $6,158,500           $15,396,250
============================================================================================================

(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting estimated expenses of $250,000 payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 262,500 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is exercised in full, the total price to public will be $26,162,500, the total underwriting discounts and commissions will be $1,374,538 and the total proceeds to the Company will be $9,391,713. See "Underwriting."

                               ------------------

     The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the shares will be ready for delivery at the offices of McDonald & Company Securities, Inc. or through the facilities of The Depository Trust Company in New York, New York, on or about June 29, 1998 against payment therefor in immediately available funds.

MCDONALD & COMPANY                                  SBC WARBURG DILLON READ INC.
        SECURITIES, INC.
                 The date of this Prospectus is June 23, 1998.

              [Company photos of excavators and material handlers]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING, AND MAY BID FOR, AND PURCHASE THE COMMON STOCK IN THE OPEN MARKET. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, "Gradall" or the "Company" refers to Gradall Industries, Inc., a Delaware corporation, and its consolidated subsidiaries.

                                  THE COMPANY

     Gradall is a leading manufacturer of telescopic hydraulic excavators and rough-terrain variable reach material handlers as well as related service parts. The Company's products are marketed under the widely respected Gradall tradename and are distinguished by their telescopic boom technology, versatility, productivity and reliability. Gradall's telescopic booms, which are manufactured from high-strength specialty steel, are unique both in their shape and engineering design, which provide added strength with minimal weight, and, in the case of excavators, in their ability to rotate a full 360 degrees. Gradall products serve niche markets within the construction equipment industry and typically command premium prices. In 1997, total sales were $158.7 million, comprised of $57.4 million in sales of excavators, $84.0 million in sales of material handlers and $17.3 million in sales of service parts. Since January 1993, the Company has introduced 14 new products which accounted for in excess of 60% of Gradall's net sales in 1997.

     Gradall excavators are typically used by general contractors and government agencies for ditching, sloping, finished grading, general maintenance and infrastructure projects. The Company's excavators are sold through approximately 48 independent distributors at approximately 152 locations throughout North America. The introduction and ongoing development of the Company's XL Series excavators, featuring the unique Gradall rotating, telescopic booms with high-pressure hydraulics, have allowed the Company to continue to dominate its traditional niche market of wheeled, telescopic boom excavators and to strengthen its competitive position in the larger market of conventional crawler excavators, a market historically dominated by knuckle-boom technology.

     Gradall rough-terrain variable reach material handlers are typically used by residential, non-residential and institutional building contractors for lifting, transporting and placing a wide variety of materials at their point of use or storage. The Company's material handlers are sold through approximately 44 independent distributors at approximately 127 locations throughout North America. In addition, Gradall material handlers are available at national rental companies at over 250 locations. The Company continues to introduce new material handlers with Gradall's unique 90 degrees rear-pivot steering, hydrostatic drive and low profile design which provide an exceptional combination of maneuverability, versatility and stability.

     Gradall's strategy is to design and produce high quality hydraulic excavators and material handlers for niche markets while simultaneously reducing manufacturing costs and increasing production efficiencies. Gradall's ability to design and customize each of its product lines to fit the specifications of its customers augments the uniqueness of the Company's products. In 1995, the Company commenced a multi-year program designed to expand plant capacity and reduce production costs by improving labor efficiency, equipment productivity and quality. The Company invested $4.2 million in 1995, $2.3 million in 1996 and $5.3 million in 1997 for capital improvements pursuant to this program. During 1998, the Company plans to invest approximately $8.1 million for additional capital improvements under this program. Management believes that these strategies have enabled the Company to increase substantially its profitability in recent years. In addition, the Board of Directors has approved in principle a multi-year capacity expansion program (the "Capacity Expansion Program") which is intended to raise capacity in excess of 50% over the next three to five years. The Capacity Expansion Program will require a $30 to $50 million investment over this time frame. The Company has entered into no commitments with respect to the Capacity Expansion Program and may alter or revise the Capacity Expansion Program based upon changes in market demand and/or economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company's principal executive offices are located at 406 Mill Avenue SW, New Philadelphia, OH 44663 and its telephone number is (330) 339-2211.

                                  THE OFFERING

Common Stock offered by the Company........................  500,000 shares(1)

Common Stock offered by the Selling Stockholder............  1,250,000 shares

Common Stock to be outstanding after the Offering made
  hereby (the "Offering")..................................  9,445,734 shares(1)(2)

Use of proceeds............................................  For general corporate purposes, including the Capacity Expansion Program, and to
                                                             repay outstanding indebtedness of the
                                                             Company under its revolving credit
                                                             facility, amounts under which, after such
                                                             repayment, would be available for general
                                                             corporate purposes as well as the Capacity
                                                             Expansion Program. See "Use of Proceeds."
                                                             The Company will not receive any proceeds
                                                             from the sale of Common Stock by the
                                                             Selling Stockholder.

Nasdaq National Market symbol..............................  GRDL

---------------
(1) Does not include up to 262,500 shares of Common Stock which may be sold by the Company pursuant to the Underwriters' over-allotment option.

(2) Does not include 518,786 shares of Common Stock issuable in connection with outstanding stock options, 163,851 of which are exercisable as of June 1, 1998.

                                  RISK FACTORS

     Any investment in the Common Stock offered hereby involves risk. For a discussion of considerations relevant to an investment in the shares of Common Stock, see "Risk Factors" beginning on page 7.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The summary consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                          THREE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                        MARCH 31,
                                                -----------------------------------------------------   ----------------------
                                                1993(6)   1994(6)     1995        1996        1997        1997         1998
                                                -------   -------   ---------   ---------   ---------   ---------    ---------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)            (UNAUDITED)
INCOME STATEMENT DATA:
  Net sales...................................  $72,208   $88,820   $ 118,438   $ 140,909   $ 158,659   $  35,910    $  41,541
  Cost of sales...............................   59,274    71,280      92,637     108,098     120,663      27,292       31,990
                                                -------   -------   ---------   ---------   ---------   ---------    ---------
  Gross profit................................   12,934    17,540      25,801      32,811      37,996       8,618        9,551
  Research and development and product
    engineering costs.........................    1,848     2,123       2,504       3,081       3,644         895        1,054
  Selling, general and administrative
    expenses..................................    9,307     9,346      10,503      11,815      13,712       3,049        3,263
                                                -------   -------   ---------   ---------   ---------   ---------    ---------
  Operating income............................    1,779     6,071      12,794      17,915      20,640       4,674        5,234
  Amortization of FAS 106(1)..................       --    (3,626)         --          --          --          --           --
  Interest expense............................    1,055     1,146       1,642       3,108         696         239          218
  Other, net..................................     (549)      234         865       1,018         257          72            5
                                                -------   -------   ---------   ---------   ---------   ---------    ---------
  Income before provision for taxes,
    extraordinary item and change in
    accounting................................    1,273     8,317      10,287      13,789      19,687       4,363        5,011
  Income tax provision........................      550     3,152       3,680       5,503       7,696       1,706        1,957
                                                -------   -------   ---------   ---------   ---------   ---------    ---------
  Income before extraordinary item and change
    in accounting.............................      723     5,165       6,607       8,286      11,991       2,657        3,054
  Extraordinary item(2).......................       --        --          --         973          --          --           --
  Change in accounting loss(3)................    9,014        --          --          --          --          --           --
                                                -------   -------   ---------   ---------   ---------   ---------    ---------
  Net income (loss)(4)........................  $(8,291)  $ 5,165   $   6,607   $   7,313   $  11,991   $   2,657    $   3,054
                                                =======   =======   =========   =========   =========   =========    =========
Earnings per common share(4)(5)
  Basic:
  Before extraordinary item...................                          $1.17       $1.19       $1.34       $0.30        $0.34
  After extraordinary item....................                          $1.17       $1.05       $1.34       $0.30        $0.34
Weighted average common shares outstanding....                      5,637,244   6,956,507   8,939,605   8,939,294    8,940,194
  Diluted:
  Before extraordinary item...................                          $1.17       $1.18       $1.33       $0.30        $0.34
  After extraordinary item....................                          $1.17       $1.04       $1.33       $0.30        $0.34
Weighted average common shares outstanding....                      5,637,244   7,003,200   9,013,760   9,005,868    9,023,295

OTHER OPERATING DATA:
  Employees (at period end)...................      518       557         581         632         681         632          695
  Sales per employee..........................  $   139   $   159   $     204   $     223   $     233   $      57    $      60
  Capital expenditures........................  $   534   $ 1,214   $   4,189   $   2,300   $   5,305   $     787    $     985

                                                              DECEMBER 31,        MARCH 31, 1998
                                                                  1997        ----------------------
                                                              ------------                   AS
                                                                 ACTUAL       ACTUAL     ADJUSTED(7)
                                                              ------------    -------    -----------
                                                                                   (UNAUDITED)
BALANCE SHEET DATA:
  Working capital...........................................    $26,509       $30,624      $30,624
  Total assets..............................................     76,735        77,850       77,850
  Total debt................................................     10,312        11,505        5,596
  Stockholders' equity......................................     21,219        24,273       30,182

---------------

(1) The FAS 106 gain resulted from the reduction in the post-retirement health care benefits liability reflecting a change in actuarial assumptions related to the projected growth in medical costs.

(2) An extraordinary item of $1.0 million, net of taxes, related to early extinguishment of senior and subordinated debt which was incurred in September 1996 to write off unamortized deferred financing costs and the discount on subordinated debt which was paid off with the proceeds from the Company's initial public offering of its Common Stock on September 3, 1996 (the "1996 IPO").

(3) Reflects a $9.0 million after-tax decrease in net income resulting from the adoption of the accrual basis of accounting for post-retirement health care benefits (FAS 106).

(4) Net income (loss) per share data have been omitted for years prior to 1995 as such amounts are not comparable due to the Company's consummation in October 1995 of a series of transactions which resulted in a new capitalization and ownership structure (the "1995 Recapitalization").

(5) Presented based on actual earnings and average shares outstanding in the periods indicated after giving effect to a 5,540-for-1 stock split and the conversion of outstanding warrants relating to the 1996 IPO.

(6) Excludes former wholly owned subsidiaries of the Company which were spun off to certain shareholders in connection with the 1995 Recapitalization. See
    Note 1 to the Consolidated Financial Statements included herein.

(7) Amounts do not reflect the proceeds from the sale of the 262,500 additional shares of Common Stock pursuant to the Underwriters' over-allotment option.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 001-12049) pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") are incorporated by reference and made a part hereof:

          (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1997; and

          (b) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering pursuant hereto, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to any person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents referred to above which have been incorporated by reference in this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to the office of Bruce A. Jonker, Vice President, Chief Financial Officer and Treasurer, Gradall Industries, Inc., 406 Mill Avenue SW, New Philadelphia, OH 44663, telephone number (330) 339-2211.

                                  RISK FACTORS

     Any investment in the shares of Common Stock offered hereby involves risk. Prospective investors should consider carefully the following factors in evaluating any investment in the Common Stock.

IMPACT OF SIGNIFICANT COMPETITION

     The markets in which the Company operates are highly competitive. The Company faces competition in each of its product lines from a number of different manufacturers, some of which have greater financial and other resources than the Company. The principal competitive factors affecting the markets for the Company's products include performance, functionality, price, brand recognition, customer service and support, and product availability.

CYCLICALITY MAY LEAD TO FLUCTUATIONS IN DEMAND

     The Company markets its products primarily to the construction industry. Accordingly, demand for the Company's products, and therefore the profitability of the Company, are sensitive to the state of the U.S. economy in general, regional economic conditions, and particularly to changes in private construction spending and infrastructure spending funded by the public sector. There can be no assurance that the cyclicality of any of these factors will not have a material adverse effect on the Company's business, operations or financial performance.

DEPENDENCE ON SUCCESSFUL PRODUCT DEVELOPMENT

     In excess of 60% of the Company's net sales in 1997 were attributable to new products introduced since 1993. The Company believes that its future growth and profitability are dependent on its continued development of new products and the success of such new products, and no assurance can be given that the Company will be able to successfully develop and distribute additional new products.

DEPENDENCE ON DISTRIBUTION NETWORK

     The Company primarily markets and distributes its products through a network of independent distributors and believes that this network is a core strength of its business. While it is not dependent on any single distributor, loss of certain key distributors could have an adverse effect on the business, operations and financial results of the Company. The Company has agreements with its distributors under which the distributors purchase products from the Company at agreed upon prices for resale within the distributor's territory. Although the Company's distributors are not required to purchase any minimum number of products, they are required to maintain agreed-upon inventory levels. In addition to the Company's products, its distributors typically sell construction equipment manufactured by third parties, including competitors of the Company. See "Business -- Marketing & Distribution." The Company also sells its products to national rental companies, who in turn rent the products to end-users. The Company believes that this distribution channel is increasingly important to its continued success, and the loss of certain key national rental company accounts could have a material adverse effect on the business, operations and financial results of the Company.

DEPENDENCE ON NEW PHILADELPHIA FACILITY

     Substantially all of the Company's operations are conducted from a single company-owned facility in New Philadelphia, Ohio (the "New Philadelphia Facility") which accommodates the Company's corporate offices, manufacturing and assembly operations and certain warehouse space. The Company leases additional warehouse space at a nearby location. Equipment failures at the New Philadelphia Facility could limit or shut down the Company's production for a significant period of time. In order to minimize the risk of equipment failure, the Company follows a comprehensive maintenance and loss prevention program and periodically reviews its failure exposure. To date, the Company has not experienced any significant equipment failure. However, no assurance can be given that a material shutdown will not occur in the future or that such a shutdown would not have a material adverse effect on the business, operations and financial results of the Company. In addition to equipment failure, the New Philadelphia Facility also is subject to the risk of catastrophic loss. The Company maintains property damage insurance which it believes to be adequate to provide for reconstruction of damaged equipment, as well as business interruption insurance to mitigate losses resulting from any production shutdown caused by an insured loss. However, no assurance can be given that such insurance will be adequate to cover losses which could occur.

CAPACITY CONSTRAINTS; CAPACITY EXPANSION PROGRAM

     Based on its current equipment and manufacturing processes, the New Philadelphia Facility is operating at capacity. Significant increases in output from current levels will require increases in capital expenditures and other productivity improvements. In 1995, the Company commenced a multi-year program designed to expand plant capacity and reduce production costs by improving labor efficiency, equipment productivity and quality. The Company invested $4.2 million in 1995, $2.3 million in 1996 and $5.3 million in 1997 for capital improvements pursuant to this program. During 1998, the Company plans to invest approximately $8.1 million for capital improvements under this program. The Company believes that recently completed capital expenditures, which have expanded plant capacity, together with planned capital expenditures, should allow the Company to meet anticipated demand for its products. In addition, the Board of Directors has approved in principle the Capacity Expansion Program which is intended to raise capacity in excess of 50% over the next three to five years. The Capacity Expansion Program will require a $30 to $50 million investment over this time frame. The Company has entered into no commitments with respect to the Capacity Expansion Program and may alter or revise the Capacity Expansion Program based upon changes in market demand and/or economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity And Capital Resources." However, there can be no assurance that the Company will be successful in implementing these measures or that such measures will be successful in increasing plant capacity or meeting future increases in demand.

LABOR RELATIONS

     The Company's 461 hourly employees are represented by the International Association of Machinists and Aerospace Workers ("IAM") and are currently working under a three-year contract which will expire on April 16, 2000. The Company's current contract with the IAM was approved after a three-week stoppage which occurred when the union failed to ratify a proposed three-year contract. During the three-week work stoppage the Company was able to continue production and shipment, though at a reduced level. There can be no assurance that the Company will be able to negotiate satisfactory contracts with the union in the future or that the Company's union employees will not participate in any work stoppage which could have a material adverse effect on the operations of the Company.

DEPENDENCE ON KEY MANAGEMENT

     The success of the Company's business is dependent upon the management and leadership skills of Barry L. Phillips, the Company's President and Chief Executive Officer, and other members of the Company's senior management team. Although the Company has an employment agreement with Mr. Phillips, the loss of Mr. Phillips or any other member of the senior management team or an inability to attract and retain additional personnel could have a material adverse effect on the Company. There can be no assurance that the Company will be able to retain its existing senior management personnel or to continue to attract additional qualified personnel.

DEPENDENCE ON CERTAIN SUPPLIERS

     Certain of the components included in the Company's products are obtained from a single supplier or a limited number of suppliers. Disruption or termination of supplier relationships or the inability to obtain needed quantities to meet the Company's output of product could have a material adverse effect on the Company's operations. The Company believes that alternative sources could be obtained, if necessary, but the inability to obtain sufficient quantities of the components or the need to develop alternative sources, if and as required in the future, could result in delays or reductions in product shipments which in turn may have a material adverse effect on the Company's operating results and customer relationships.

RISK OF CLAIMS FOR PRODUCT LIABILITY

     Due to the nature of its products, the Company may be subject to significant claims for product liability. The Company is a party to various lawsuits seeking damages for alleged product liability arising from the use of its products. The Company currently maintains product liability insurance with an annual aggregate limit of $6 million subject to a self-insurance retention in the amount of $225,000 per claim. There can be no assurance that proceeds available under the Company's insurance policy would be adequate to cover potential product liability claims. A successful claim against the Company in excess of the Company's insurance coverage could have a material adverse effect on the financial results of the Company. The Company's product liability costs for any claim have not exceeded its self-insurance retention amount during any of the last three fiscal years.

ENVIRONMENTAL MATTERS

     The Company is subject to various federal, state and local environmental laws and regulations, including those governing discharges into the air and water, as well as the handling and disposal of solid and hazardous wastes. Pursuant to these laws and regulations, the Company may be required from time to time to remediate environmental contamination associated with releases of hazardous substances. In addition, the Company has made and will continue to make capital and other expenditures to comply with such environmental laws and regulations. Although the Company does not anticipate that expenditures to comply with environmental laws and regulations, including costs of remediation, will be material, there can be no assurance that the costs of complying with such existing or future laws or regulations will not exceed current estimates.

CONTROL BY MLGA FUND II, L.P.

     Upon the consummation of the Offering, approximately 27.7% of the outstanding Common Stock of the Company (approximately 26.9% if the Underwriters' over-allotment option is exercised in full) will be owned by MLGA Fund II, L.P. ("Fund II") and its affiliates. Accordingly, Fund II and its affiliates will be able to exert significant influence over the Company and its business and affairs, including the election of directors. See "Selling Stockholder" and "Description of Capital Stock."

ANTITAKEOVER PROVISIONS

     The Company's Amended and Restated Certificate of Incorporation will provide the Board of Directors the authority to issue up to 2,000,000 shares of preferred stock in one or more series with such distinctive descriptions, rights and preferences as the Board may provide. The Company has reserved 300,000 shares of Series B Participating Cumulative Series B Preferred Stock for issuance in connection with the Rights Plan (as defined below). The issuance of the preferred stock could adversely affect the voting power of the holders of Common Stock and, accordingly, could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. The Company also is subject to Section 203 of the Delaware General Corporation Law which limits transactions between a publicly held company and "interested stockholders" (generally, those stockholders who own 15% or more of the company's outstanding stock and their affiliates and associates). This provision of Delaware law may also have the effect of deterring certain potential acquisitions of the Company.

     In addition, the Company adopted a Rights Plan (the "Rights Plan") on May 29, 1998. Under the Rights Plan, each holder of Common Stock at the close of business on June 10, 1998 will receive a dividend of one right (a "Right") for each share of Common Stock held. Each share of Common Stock issued after June 10, 1998 but prior to the earlier of May 29, 2008 and the Distribution Date (defined below) will be issued with a Right attached thereto. The Rights are not exercisable until the earlier of: (i) the tenth business day after public announcement that a person has become the beneficial owner of 15% or more of the Common Stock or (ii) the tenth business day after the date of commencement of a tender or exchange offer which would result in such ownership, in each case, subject to extension by a majority of the Board of Directors not affiliated with the person making such an acquisition or offer (such date, the "Distribution Date"). Once a person has acquired such ownership, the Rights would permit holders of Common Stock, other than the acquiring person, to purchase additional Common Stock at a 50% discount to its then-current market price, thus diluting the ownership position of the acquiring person. The Plan excludes current holders of 15% or more of the Common Stock and Morgan Lewis Githens & Ahn ("MLGA") and its affiliates, associates and direct transferees, from the definition of "acquiring person." The Rights will expire on May 29, 2008, unless earlier exchanged or redeemed. The Plan may have the effect of deterring certain potential acquisitions of the Company. See "Description of Capital
Stock -- Rights Plan."

                                  THE COMPANY

     Gradall is a leading manufacturer of telescopic hydraulic excavators and rough-terrain variable reach material handlers as well as related service parts. The Company's products are marketed under the widely respected Gradall tradename and are distinguished by their telescopic boom technology, versatility, productivity and reliability. Gradall's telescopic booms, which are manufactured from high-strength specialty steel, are unique both in their shape and engineering design, which provide added strength with minimal weight, and, in the case of excavators, in their ability to rotate a full 360 degrees. Gradall products serve niche markets within the construction equipment industry and typically command premium prices. In 1997, total sales were $158.7 million, comprised of $57.4 million in sales of excavators, $84.0 million in sales of material handlers and $17.3 million in sales of service parts. Since January 1993, the Company has introduced 14 new products which accounted for in excess of 60% of Gradall's net sales in 1997.

     In September 1996, the Company sold 2,950,000 shares of its common stock and certain shareholders sold 1,075,000 shares of common stock in an initial public offering at a price of $10 per share. Net proceeds to the Company after underwriting discounts and offering costs were approximately $26.9 million.

     The Company's principal offices are located at 406 Mill Avenue, SW, New Philadelphia, Ohio 44663, and its telephone number is (330) 339-2211.

                                USE OF PROCEEDS

     The net proceeds to the Company from this Offering, after deducting underwriting discounts and commissions and expenses payable by the Company in connection with this Offering, are estimated to be approximately $5.91 million (or $9.14 million if the over-allotment option is exercised). The Company intends to use such net proceeds for general corporate purposes, including the Capacity Expansion Program, and to repay outstanding indebtedness of the Company under its revolving credit facility, amounts under which, after such repayment, would be available for general corporate purposes as well as the Capacity Expansion Program. As of March 31, 1998, the average interest rate under the revolving credit facility was 7.38%. The Company is not required to make any principal repayments of the amount outstanding under such facility until August 31, 1999.

     The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder in this Offering. See "Selling Stockholder."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock has been traded on The Nasdaq National Market under the symbol "GRDL" since August 28, 1996.

     The table below sets forth, for the periods indicated, the reported high and low bid prices of the Common Stock on The Nasdaq National Market.

                                                                BID PRICE
                                                              -------------
CALENDAR PERIOD                                               HIGH      LOW
---------------                                               ----      ---
1996
Third quarter(1)............................................  $11 1/4   $10
Fourth quarter..............................................   13        10 3/4
1997
First quarter...............................................  $15 3/4   $12
Second quarter..............................................   15 5/8    12
Third quarter...............................................   17        14 5/8
Fourth quarter..............................................   16 1/2    14 3/4
1998
First quarter...............................................  $18 1/2   $15 1/4
Second quarter (through June 23, 1998)......................   17 3/4    12 3/4

---------------
(1) Trading commenced on August 28, 1996.

     A recent reported last sale price of the Common Stock quoted on The Nasdaq National Market is set forth on the cover page hereof. At April 3, 1998, the approximate number of record holders of Common Stock was 129.

                                DIVIDEND POLICY

     The Company currently intends to retain its future earnings to finance the growth and development of its business and therefore does not anticipate paying cash dividends on the Common Stock for the foreseeable future. Any future determinations to pay dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. The Company's revolving credit facility prohibits the payment of any dividends on the Common Stock.

                                 CAPITALIZATION

     The following table sets forth the current debt and capitalization of the Company as of March 31, 1998, and as adjusted to give effect to the sale of the Common Stock offered hereby. This table should be read in conjunction with the Consolidated Financial Statements of the Company, including the Notes thereto, appearing elsewhere in this Prospectus.

                                                                    MARCH 31, 1998
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(2)
                                                              --------    --------------
                                                                (DOLLARS IN THOUSANDS)
Long-term debt:
  Revolving credit facility.................................  $ 10,864       $ 4,955
  Capital lease obligation (including current portion)......       641           641
                                                              --------       -------
                                                                11,505         5,596
                                                              --------       -------
Stockholders' equity:
  Common Stock: actual, par value $.001 per share,
     18,000,000 shares authorized, 8,940,194 issued and
     outstanding; as adjusted, par value $.001 per share,
     18,000,000 shares authorized, 9,440,194 issued and
     outstanding(1).........................................         9             9
  Serial Preferred Stock, par value $.001 per share,
     2,000,000 shares authorized, none issued and
     outstanding............................................        --            --
  Additional paid in capital................................    38,894        44,981
  Accumulated deficit.......................................   (14,630)      (14,808)(3)
                                                              --------       -------
     Total stockholders' equity.............................    24,273        30,182
                                                              --------       -------
     Total capitalization...................................  $ 35,778       $35,778
                                                              ========       =======

---------------
(1) Does not include an aggregate of 518,786 shares of Common Stock issuable in connection with outstanding stock options, 163,851 of which are currently exercisable as of June 1, 1998. See "Description of Capital Stock."

(2) Amounts do not reflect the proceeds from the sale of the 262,500 additional shares of Common Stock pursuant to the Underwriters' over-allotment option.

(3) Adjusted for pro rata share of estimated offering expenses relating to the Common Stock offered by the Selling Stockholder.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected financial data relating to the Company have been taken or derived from the historical financial statements of the Company and are qualified in their entirety by reference to such financial statements and notes included therein. See "Consolidated Financial Statements." The audited consolidated financial statements of the Company for the three years ended December 31, 1997 have been audited by Coopers & Lybrand L.L.P., independent public accountants, whose audit report is included and incorporated herein by reference. Certain information at March 31, 1998 and for the respective three month periods ended March 31, 1997 and March 31, 1998 has been derived from the Company's unaudited interim condensed consolidated financial statements, which are also contained in this Prospectus, and which, in the opinion of the Company, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation. Results for the three-month periods ended March 31, 1997 and 1998 are not necessarily indicative of results for the full year.

                                                                                                    THREE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                        MARCH 31,
                                           -----------------------------------------------------   ---------------------
                                           1993(6)   1994(6)     1995        1996        1997        1997        1998
                                           -------   -------   ---------   ---------   ---------   ---------   ---------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)            (UNAUDITED)
INCOME STATEMENT DATA:
Net sales................................  $72,208   $88,820   $ 118,438   $ 140,909   $ 158,659   $  35,910   $  41,541
Cost of sales............................   59,274    71,280      92,637     108,098     120,663      27,292      31,990
                                           -------   -------   ---------   ---------   ---------   ---------   ---------
Gross profit.............................   12,934    17,540      25,801      32,811      37,996       8,618       9,551
Research and development and product
  engineering costs......................    1,848     2,123       2,504       3,081       3,644         895       1,054
Selling, general and administrative
  expenses...............................    9,307     9,346      10,503      11,815      13,712       3,049       3,263
                                           -------   -------   ---------   ---------   ---------   ---------   ---------
Operating income.........................    1,779     6,071      12,794      17,915      20,640       4,674       5,234
Amortization of FAS 106(1)...............       --    (3,626)         --          --          --          --          --
Interest expense.........................    1,055     1,146       1,642       3,108         696         239         218
Other, net...............................     (549)      234         865       1,018         257          72           5
                                           -------   -------   ---------   ---------   ---------   ---------   ---------
Income before provision for taxes,
  extraordinary item and change in
  accounting.............................    1,273     8,317      10,287      13,789      19,687       4,363       5,011
Income tax provision.....................      550     3,152       3,680       5,503       7,696       1,706       1,957
                                           -------   -------   ---------   ---------   ---------   ---------   ---------
Income before extraordinary item and
  change in accounting...................      723     5,165       6,607       8,286      11,991       2,657       3,054
Extraordinary item(2)....................       --        --          --         973          --          --          --
Change in accounting loss(3).............    9,014        --          --          --          --          --          --
                                           -------   -------   ---------   ---------   ---------   ---------   ---------
Net income (loss)(4).....................  $(8,291)  $ 5,165   $   6,607   $   7,313   $  11,991   $   2,657   $   3,054
                                           =======   =======   =========   =========   =========   =========   =========
Earnings per common share(4)(5)
  Basic:
  Before extraordinary item..............       --        --       $1.17       $1.19       $1.34       $0.30       $0.34
  After extraordinary item...............       --        --       $1.17       $1.05       $1.34       $0.30       $0.34
Weighted average common shares
  outstanding............................       --        --   5,637,244   6,956,507   8,939,605   8,939,294   8,940,194
  Diluted:
  Before extraordinary item..............       --        --       $1.17       $1.18       $1.33       $0.30       $0.34
  After extraordinary item...............       --        --       $1.17       $1.04       $1.33       $0.30       $0.34
Weighted average common shares
  outstanding............................       --        --   5,637,244   7,003,200   9,013,760   9,005,868   9,023,295
OTHER OPERATING DATA:
  Employees (at period end)..............      518       557         581         632         681         632         695
  Sales per employee.....................  $   139   $   159   $     204   $     223   $     233   $      57   $      60
  Capital expenditures...................  $   534   $ 1,214   $   4,189   $   2,300   $   5,305   $     787   $     985

                                                              DECEMBER 31,        MARCH 31, 1998
                                                                  1997        ----------------------
                                                              ------------                   AS
                                                                 ACTUAL       ACTUAL     ADJUSTED(7)
                                                              ------------    -------    -----------
                                                                                   (UNAUDITED)
BALANCE SHEET DATA:
  Working capital...........................................    $26,509       $30,624      $30,624
  Total assets..............................................     76,735        77,850       77,850
  Total debt................................................     10,312        11,505        5,596
  Stockholders' equity......................................     21,219        24,273       30,182

---------------
(1) The FAS 106 gain resulted from the reduction in the post-retirement health care benefits liability reflecting a change in actuarial assumptions related to the projected growth in medical costs.
(2) An extraordinary item of $1.0 million, net of taxes, related to early extinguishment of senior and subordinated debt which was incurred in September 1996 to write off unamortized deferred financing costs and the discount on subordinated debt which was paid off with the proceeds from the 1996 IPO.
(3) Reflects a $9.0 million after-tax decrease in net income resulting from the adoption of the accrual basis of accounting for post-retirement health care benefits (FAS 106).
(4) Net income (loss) per share data have been omitted for years prior to 1995 as such amounts are not comparable due to the 1995 Recapitalization.
(5) Presented based on actual earnings and average shares outstanding in the periods indicated after giving effect to the 5,540-for-1 stock split and the conversion of outstanding warrants relating to the 1996 IPO.
(6) Excludes former wholly owned subsidiaries of the Company which were spun off to certain shareholders in connection with the 1995 Recapitalization. See
    Note 1 to the Consolidated Financial Statements included herein.
(7) Amounts do not reflect the proceeds from the sale of the 262,500 additional shares of Common Stock pursuant to the Underwriters' over-allotment option.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of results of operations and financial condition is based upon and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, the Selected Financial Data and other financial data appearing elsewhere in this Prospectus.

GENERAL

     Gradall Industries, Inc. was formed in 1985 to acquire all of the outstanding capital stock of The Gradall Company which primarily manufactured telescopic boom excavators and variable reach material handlers. Concurrent with the formation of Gradall Industries, Inc., the Company hired a new management team and embarked on a strategy to profit from its established tradename by redesigning and improving both its excavator and material handler product lines and by strengthening and expanding its distribution network.

     Gradall Industries operates in two segments of the construction equipment market. Historically, the majority of the Company's revenues has been generated by the sale of telescopic boom excavators and related parts, while sales of rough-terrain variable reach material handlers and related parts accounted for the balance of the revenues. Beginning in 1995, and continuing through 1996 and 1997, the Company's product mix shifted and sales of material handlers exceeded sales of excavators. The growth of Gradall's material handler business reflects the strong growth of the material handler market. Gradall's excavator business has grown with the increased sales of the Company's XL Series of excavators and the introduction of new products in new markets.

     The Company's consolidated net sales grew from $118.4 million in 1995 to $158.7 million in 1997, an increase of $40.3 million or 15.8% per annum. This increase is largely due to significant growth in the rough-terrain variable reach material handler market and to the increasing penetration of the excavator market by the Company's XL Series of excavators. Of the $40.3 million total increase of net sales, $31.7 million or 78.7% reflects growth in the Company's material handlers business (including related service parts), and $8.6 million or 21.3% relates to the growth of its excavator business (including related service parts).

     From 1995 to 1997, sales of material handlers grew from $52.9 million to $84.0 million representing an increase of 26.0% per annum. This growth is due to the overall growth in the market for material handlers and to an increase in demand for the Company's material handlers. Over the same period, the rough-terrain variable reach material handler market has grown at an overall unit rate of 32% per annum. This dynamic industry growth is due to new applications, increased rental demand and displacement of straight-mast forklifts and small rough-terrain cranes.

     From 1995 to 1997, sales of excavators grew from $49.2 million to $57.4 million, representing an increase of 8.0% per annum. This growth is due to the success of the Company's XL Series excavators which strengthened Gradall's competitive position in the market for conventional crawler excavators. Approximately 75% of excavator units sold by the Company in 1997 were XL Series models. In May 1997, Gradall shipped its first production units of the new XL 2200 excavator in the 12-14 ton size class. The Company believes that this new model is well-positioned to take advantage of growth in the niche market for smaller, more versatile high-pressure excavators.

     The Company manufactures and markets service parts for its excavators and material handlers. Sales of service parts grew from $14.8 million in 1995 to $17.3 million in 1997, representing an increase of 8.1% per annum. Approximately 72% of service parts sales are related to the excavator product line.

     Net income was reduced by an extraordinary charge of $1.0 million, net of taxes, in 1996 due to the write off of unamortized deferred financing costs and the discount on subordinated debt resulting from the repayment of indebtedness from the proceeds of the Company's initial public offering of common stock.

     Generally, the Company's sales are not subject to significant seasonal variations; however, its sales and earnings tend to be somewhat lower in January and February due to adverse weather conditions in northern climates.

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997

     Net Sales. Net sales for the three months ended March 31, 1998, were $41.5 million, an increase of $5.6 million or 15.7% compared to $35.9 million for the three months ended March 31, 1997. The increase in net sales was attributable to a significant increase in unit volume of material handlers. The unit volume of excavators decreased slightly in the first quarter of 1998 and service parts sales were level with the same quarter of the prior year.

     Gross Profit. Gross profit for the three months ended March 31, 1998, was $9.6 million, an increase of $0.9 million or 10.8%, compared to $8.6 million for the three months ended March 31, 1997. Gross profit as a percentage of net sales decreased to 23.0% for the three months ended March 31, 1998, from 24.0% for the three months ended March 31, 1997, primarily due to the training costs of newly hired employees required to support the increased production schedule.

     Research and Development and Product Engineering Costs. Research and development and product engineering costs expense for the three months ended March 31, 1998 was $1.1 million, an increase of $0.2 million or 17.8% compared to $0.9 million for the three months ended March 31, 1997. This increase was due to the addition of engineering personnel to support new product development. Although research and development costs increased to support new product development, the overall cost as a percent of net sales remained constant at 2.5%.

     Selling, General and Administrative Expenses. Selling, general and administrative expense ("SG&A") for the three months ended March 31, 1998, was $3.3 million, an increase of $0.2 million or 7.0% compared to $3.0 million for the three months ended March 31, 1997. This increase is attributable to higher advertising spending and interest subsidy for a higher number of dealer floor plan units. The total cost of SG&A when expressed as a percent of net sales decreased to 7.9% for the first quarter of 1998 from 8.5% for the same period in the prior year.

     Interest Expense. Interest expense for the three months ended March 31, 1998 was $0.2 million, which was a slight decrease from the three months ended March 31, 1997. This decrease in interest expense was due to lower average borrowings in connection with working capital and capital expenditure needs. The lower borrowings were slightly offset by a small increase in LIBOR rates.

     Income Tax Provision. Income tax expense for the three months ended March 31, 1998 was $2.0 million, an increase of $0.3 million or 14.7%, compared to $1.7 million for the three months ended March 31, 1997, and represents an effective tax rate of 39.1% for both periods.

     Net Income. Net income for the three months ended March 31, 1998 was $3.1 million, an increase of $0.4 million or 14.9% compared to $2.7 million for the three months ended March 31, 1997. This increase was primarily attributable to the increased sales volume of the material handler product.

     Earnings Per Common Share. Basic and fully diluted earnings per common share for the three months ended March 31, 1998 was $0.34, an increase of $0.04 per share or 13.3% compared to $0.30 per share for the three months ended March 31, 1997.

FISCAL 1997 COMPARED TO FISCAL 1996

     Net Sales. Net sales were $158.7 million for fiscal 1997, an increase of $17.8 million or 12.6% compared to $140.9 million for fiscal 1996. The increase in net sales was attributed to a material increase in unit volume of material handlers and a moderate increase in sales volume of excavators and service parts. The introduction of the new excavator models XL 2200 and XL 2210 in 1997 assisted in the excavator unit increase. Price increases affecting all three product lines had a modest favorable impact. Net sales of excavators were $57.4 million for fiscal 1997, an increase of $2.3 million or 4.1% compared to $55.1 million for fiscal 1996. Net sales of material handlers were $84.0 million for fiscal 1997, an increase of $13.6 million or 19.3% compared to $70.4 million for fiscal 1996. Net sales of service parts was $17.3 million for fiscal 1997, an increase of $1.9 million or 12.3% compared to $15.4 million for fiscal 1996. Although the Company expects net sales to increase in the future, it anticipates that the rate of growth, especially with respect to sales of material handlers, will not continue at the rate of growth experienced in 1997.

     Gross Profit. Gross profit amounted to $38.0 million for fiscal 1997, an increase of $5.2 million or 15.8% compared to $32.8 million for fiscal 1996. Gross profit as a percentage of net sales increased to 24.0% for fiscal 1997 from 23.3% for fiscal 1996, primarily due to improved production efficiencies and the economies of higher production volume.

     Research and Development and Product Engineering Costs. Research and development and product engineering cost was $3.6 million for fiscal 1997, an increase of $0.6 million or 18.3% compared to $3.1 million for fiscal 1996. The increase is due to the addition of engineering personnel to support new product development.

     Selling, General and Administrative Expenses. SG&A expense was $13.7 million for fiscal 1997, an increase of $1.9 million or 16.1% compared to $11.8 million for fiscal 1996. This increase is attributed to the addition of marketing field sales and service representatives to improve service to the distributor organization. In addition the higher unit volume of shipments in fiscal 1997 increased the interest expense for dealer floor plan and retail subsidy above the 1996 expense level.

     Interest Expense. Interest expense was $0.7 million for fiscal 1997, a decrease of $2.4 million or 77.6% compared to $3.1 million for fiscal 1996. This reduction is the result of the application of the net proceeds of the Company's initial public offering to reduce outstanding indebtedness on September 3, 1996.

     Other. Other expense was $0.3 million for fiscal 1997, a decrease of $0.8 million or 74.8% compared to $1.0 million in fiscal 1996. In 1996 other expense included a charge of $0.8 million for settlement of a distributor litigation.

     Income Tax Provision. Income tax expense was $7.7 million for fiscal 1997, an increase of $2.2 million or 39.9% compared to $5.5 million for fiscal 1996, and representing an effective tax rate of 39.1% in 1997 and 40.0% in 1996.

     Extraordinary Item. An extraordinary charge of $1.0 million, net of taxes, related to early extinguishment of senior and subordinated debt was incurred in September 1996 to write off unamortized deferred financing costs and the discount on subordinated debt which was paid off with proceeds from the Company's initial public offering on September 3, 1996.

     Net Income. Net income was $12.0 million for fiscal 1997, an increase of $4.7 million or 64.0% compared to $7.3 million for fiscal 1996. This increase results from the higher level of sales in fiscal 1997 generating increased operating margins and reduced debt from the 1996 initial public offering lowering interest expense.

     Diluted Earnings Per Common Share After Extraordinary Item. Earnings per common share after extraordinary item were $1.33 for fiscal 1997, an increase of $0.29 or 27.9% from $1.04 for fiscal year 1996, reflecting the $4.7 million increase in net income described above.

FISCAL 1996 COMPARED TO FISCAL 1995

     Net Sales. Net sales were $140.9 million for fiscal 1996, an increase of $22.5 million or 19.0% compared to $118.4 million for fiscal 1995. The increase in net sales was substantially attributable to a significant increase in unit volume of material handlers and a moderate increase in unit volume of excavators. Price increases affecting both product lines had a modest favorable impact. Net sales of excavators were $55.1 million for fiscal 1996, an increase of $5.9 million or 12.0% compared to $49.2 million for fiscal 1995. Net sales of material handlers were $70.4 million for fiscal 1996, an increase of $16.8 million or 31.3% compared to $53.6 million for fiscal 1995. Net sales of service parts were $15.4 million for fiscal 1996, a decrease of $0.2 million or 1.2% compared to $15.6 million for fiscal 1995. In 1995 $0.6 million of the $15.6 million in service parts net sales was revenue associated with a one-time military subcontract.

     Gross Profit. Gross profit amounted to $32.8 million for fiscal 1996, an increase of $7.0 million or 27.2% compared to $25.8 million for fiscal 1995. Gross profit as a percentage of net sales increased to 23.3% for fiscal

1996 from 21.8% for fiscal 1995, primarily due to improved production efficiencies and the economies of higher production volume.

     Research and Development and Product Engineering Costs. Research and development and product engineering cost was $3.1 million for fiscal 1996, an increase of $0.6 million or 23.0% compared to $2.5 million for fiscal 1995. The increase is due to the addition of engineering personnel to support new product development.

     Selling, General and Administrative Expenses. SG&A expense was $11.8 million for fiscal 1996, an increase of $1.3 million or 12.5% compared to $10.5 million for fiscal 1995. The increase is due to expenses related to the 1996 Con Expo, a major trade show held every three years, increased dealer floor plan interest and retail subsidy tied to the increased sales volume, and higher legal expenses in connection with the settlement of litigation.

     Interest Expense. Interest expense was $3.1 million for fiscal 1996, an increase of $1.5 million or 89.3% compared to $1.6 million for fiscal 1995. This increase in interest expense was due to increased borrowings in connection with the recapitalization which occurred on October 13, 1995. Fourth quarter 1996 interest was reduced as a result of the application of the net proceeds of the Company's initial public offering to reduce outstanding indebtedness.

     Income Tax Provision. Income tax expense was $5.5 million for fiscal 1996, an increase of $1.8 million or 49.5% compared to $3.7 million for fiscal 1995, and represented an effective tax rate of 40.0% in 1996 and 35.8% in 1995.

     Extraordinary Item. An extraordinary charge of $1.0 million, net of taxes, related to early extinguishment of senior and subordinated debt was incurred in September 1996 to write off unamortized deferred financing costs and the discount on subordinated debt which was paid off with the proceeds from the Company's initial public offering on September 3, 1996.

     Net Income. Net income was $7.3 million for fiscal 1996, an increase of $0.7 million or 10.7% compared to $6.6 million for fiscal 1995. The higher level of sales in fiscal 1996 generated higher operating margins which were partially offset by the additional interest cost related to the debt incurred with the 1995 Recapitalization and the extraordinary charge.

     Diluted Earnings Per Common Share After Extraordinary Item. Earnings per common share after extraordinary item were $1.04 for fiscal 1996, a decrease of $0.13 or 11.1% from $1.17 for fiscal year 1995, principally as a result of the extraordinary charge described above and a higher number of shares outstanding after the initial public offering.

LIQUIDITY AND CAPITAL RESOURCES

     In September, 1996 Gradall completed the initial public offering of 2,950,000 newly issued shares of common stock at $10.00 per share. As part of the offering, existing shareholders sold 1,075,000 shares of common stock including the shares received upon exercise of all the warrants issued in connection with the 1995 Recapitalization. The $26.9 million of net proceeds to the Company were used to redeem $2.0 million in preferred stock, to repay in full $10.0 million in subordinated debt and $9.6 million in senior term debt, and to reduce the Company's revolving credit borrowings by $5.4 million. As a result of the application of the proceeds from the initial public offering, Gradall incurred an after tax extraordinary charge in the fourth quarter of 1996 of $1.6 million net of $0.6 million of income tax benefits, to write off unamortized discount and deferred financing charges related to the warrants and the repayment of indebtedness.

     The Company has funded its operations primarily with cash generated from operations. The Company generated net cash from operating activities of $0.2 million during the first three months of 1998 compared to $0.8 million used during the first three months of 1997. Net cash from operating activities resulted from the sum of $3.1 million of net income, $0.6 million of depreciation and amortization and $0.2 million from post retirement benefit, net of deferred taxes, reduced by $3.6 million of net cash used by changes in operating assets and liabilities, primarily a decrease in accounts payable.

     For the first three months of 1998 net borrowings under the Company's revolving credit facility increased $1.3 million primarily as a result of the reduction of accounts payable, increase in inventory and purchase of capital equipment.

     Net cash used by investing activities, consisting of purchases of property and equipment, was $5.3 million in 1997 and $2.3 million in 1996. These capital expenditures were incurred primarily in connection with the Company's multi-year program to increase production efficiencies, labor productivity and the output of the Company's manufacturing facility through investments in new capital equipment. The Company's capital investments in 1997 under this program totaled $5.3 million which were funded by cash from operations and borrowings from available credit facilities. Management expects to invest approximately $8.1 million of additional capital in 1998 for improvements under the multi-year program. For the first three months of 1998, the Company expended $1.0 million for new equipment and permanent tooling.

     As of March 31, 1998 the Company had borrowed $10.9 million under its $25 million bank revolving credit facility which is secured principally by the Company's inventory and receivables. Interest is calculated, at the Company's option, at LIBOR plus 1.0% and/or a commercial bank's base rate less 0.5% and requires a commitment fee of 0.25% per annum on the unused portion of the revolving credit commitment. At March 31, 1998, $14.1 million was available for future borrowings under the revolver and the Company was in compliance with all financial covenants. On March 31, 1998, the average annual interest rate under the facility was 7.38%. The Company is not required to make any principal repayments of the amount outstanding under the facility until August 31, 1999. The facility requires the Company to maintain various financial ratios and defined levels of tangible net worth and to restrict asset acquisitions and dispositions, additional indebtedness and certain payments, including cash dividends.

     A substantial amount of the Company's working capital is invested in accounts receivable and inventories. The Company periodically reviews accounts receivable for noncollectibility and inventories for obsolescence and establishes allowances that it believes are appropriate. In addition, the Company continuously monitors the level of its purchase orders for raw materials and correlates these orders, and its inventory balances of various raw materials, to its current production schedule. To avoid shortages of raw materials during periods of increased demand, the Company may from time to time increase its level of purchases to meet its anticipated future level of production.

     The Board of Directors has approved in principle the Capacity Expansion Program which is intended to raise capacity in excess of 50% over the next three to five years. The Capacity Expansion Program will require a $30 to $50 million investment over this time frame. The Company has entered into no commitments with respect to the Capacity Expansion Program and may alter or revise the Capacity Expansion Program based upon changes in market demand and/or economic conditions. The Company believes that cash flow from operations together with funds available under its revolving credit facility will be adequate to fund its working capital and capital expenditure requirements for the foreseeable future.

     As part of an ongoing Internal Revenue Service ("IRS") examination, the Company was recently notified of certain potential adjustments with respect to prior years. The potential adjustments relate to the valuation of inventory and the calculation of the Company's gain upon the distribution to shareholders of shares in certain subsidiaries in connection with the 1995 Recapitalization of the Company. The examination is ongoing and the IRS may raise additional issues. At present, the IRS has not asserted any tax deficiency against the Company. The Company plans to defend these issues vigorously.

IMPACT OF THE "YEAR 2000 ISSUE"

     The "Year 2000 Issue" is the result of computer systems that were programmed in prior years using a two-digit representation for the year. Consequently, in the year 2000, date-sensitive computer programs may interpret the date "00" as 1900 rather than 2000. The Company's operating units have completed an initial assessment of the systems affected by the Year 2000 Issue, and are formulating action plans to correct or replace these programs by a target date of September 30, 1999.

     The Company will be required to modify or replace several internally developed software packages along with purchased software packages used internally. The Company will use internal resources to modify programs, and will upgrade where necessary. Estimates of the total remaining cost of the year 2000 project have been finalized and are not expected to have a material adverse effect on future operating results or cash flows.

INFLATION

     The overall impact of the low rate of inflation in recent years has had no significant impact on the Company.

ACCOUNTING PRONOUNCEMENTS

     In March 1995, The Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," for the year ended December 31, 1996. The adoption of SFAS No. 121 had no impact on the Company's consolidated financial position, results of operations, or cash flows.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock Based Compensation," effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company adopted this standard's disclosure only provisions for the year ended December 31, 1996. The adoption of this standard had no impact on the Company's consolidated financial position, results of operation, or cash flows.

     In March 1997, the FASB issued SFAS No. 128, "Earnings Per Share," effective for the periods ending after December 15, 1997. The Company adopted SFAS No. 128, "Earnings Per Share" in the fourth quarter of 1997. The impact of implementing SFAS No. 128 is discussed in Note 14 to the Consolidated Financial Statements.

     In March 1997, the FASB also issued SFAS No. 129, "Disclosure of Information about Capital Structure," effective for fiscal years ending after December 15, 1997. The adoption of this standard had no impact on the Company's consolidated financial position, results of operation, or cash flows.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," both effective for fiscal years beginning after December 15, 1997. The adoption of this standard had no impact on the Company's consolidated financial position, results of operation, or cash flows.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures About Pensions and other Postretirement Benefits," which is effective for financial years beginning after December 31, 1997. The Company will adopt the provisions of SFAS for its fiscal year ending December 31, 1998, but does not expect such adoption to have material impact on the financial statements of the Company.

CAUTIONARY STATEMENT

     This Prospectus, including the foregoing Management's Discussion and Analysis of Financial Condition and Results of Operations contains and incorporates by reference certain "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company's Annual Report to Shareholders, any Report on Form 10-K, 10-Q or Form 8-K or any other written or oral statements made by or on behalf of the Company may include forward looking statements. Forward looking statements represent the Company's expectations or beliefs concerning future events. Any forward looking statements made by or on behalf of the Company are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. INVESTORS ARE ENCOURAGED TO REFER TO THE "RISK FACTORS" SECTION ABOVE WHICH DISCUSSES CERTAIN RISKS WHICH COULD HAVE AN IMPACT ON FUTURE RESULTS OF THE COMPANY.

     Undo reliance should not be placed on any forward looking statements made by or on behalf of the Company as such statements speak only as of the date made. The Company undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, the occurrence of future events or otherwise.

                                    BUSINESS

OVERVIEW

     Gradall is a leading manufacturer of telescopic hydraulic excavators and rough-terrain variable reach material handlers as well as related service parts. The Company's products are marketed under the widely respected Gradall tradename and are distinguished by their telescopic boom technology, versatility, productivity and reliability. Gradall's telescopic booms, which are manufactured from high-strength specialty steel, are unique both in their shape and engineering design, which provide added strength with minimal weight, and, in the case of excavators, in their ability to rotate a full 360 degrees. Gradall products serve niche markets within the construction equipment industry and typically command premium prices. In 1997, total sales were $158.7 million, comprised of $57.4 million in sales of excavators, $84.0 million in sales of material handlers and $17.3 million in sales of service parts. Since January 1993, the Company has introduced 14 new products which accounted for in excess of 60% of Gradall's net sales in 1997.

     Gradall excavators are typically used by general contractors and government agencies for ditching, sloping, finished grading, general maintenance and infrastructure projects. The Company's excavators are sold through approximately 48 independent distributors at approximately 152 locations throughout North America. The introduction and ongoing development of the Company's XL Series excavators featuring the unique Gradall rotating, telescopic booms with high-pressure hydraulics have allowed the Company to continue to dominate its traditional niche market of wheeled, telescopic boom excavators and to strengthen its competitive position in the larger market of conventional crawler excavators, a market historically dominated by knuckle-boom technology.

     Gradall rough-terrain variable reach material handlers are typically used by residential, non-residential and institutional building contractors for lifting, transporting and placing a wide variety of materials at their point of use or storage. The Company's material handlers are sold through approximately 44 independent distributors at approximately 127 locations throughout North America. In addition, Gradall material handlers are available at national rental companies at over 250 locations. The Company continues to introduce new material handlers with Gradall's unique 90 degrees rear-pivot steering, hydrostatic drive and low profile design which provide an exceptional combination of maneuverability, versatility and stability.

     Gradall's strategy is to design and produce high quality hydraulic excavators and material handlers for niche markets while simultaneously reducing manufacturing costs and increasing production efficiencies. Gradall's ability to design and customize each of its product lines to fit the specifications of its customers augments the uniqueness of the Company's products. In 1995, the Company commenced a multi-year program designed to expand plant capacity and reduce production costs by improving labor efficiency, equipment, productivity and quality. The Company invested $4.2 million in 1995, $2.3 million in 1996 and $5.3 million in 1997 for capital improvements pursuant to this program. During 1998, the Company plans to invest approximately $8.1 million for additional capital improvements under this program. Management believes that these strategies have enabled the Company to increase substantially its profitability in recent years. In addition, the Board of Directors has approved in principle the Capacity Expansion Program which is intended to raise capacity in excess of 50% over the next three to five years. The Capacity Expansion Program will require a $30 to $50 million investment over this time frame. The Company has entered into no commitments with respect to the Capacity Expansion Program and may alter or revise the Capacity Expansion Program based upon changes in market demand and/or economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

THE INDUSTRY

     Gradall competes principally in the construction equipment industry. In 1997, the Company estimates that total construction equipment spending exceeded $47 billion. In 1997, the value of new construction put in place was over $609 billion. The construction equipment industry is highly competitive and global in scope. The U.S. construction equipment industry consists of about 700 manufacturers. The demand for construction equipment is largely driven by general economic conditions.

     Since the beginning of 1993, the construction equipment industry has grown due to improved general economic conditions, increased public funding for infrastructure projects and increased demand for rental equipment. The U.S. Department of Commerce has estimated that more than half of the country's major highways and one-third of the bridges are in need of some repair. Gradall management believes that the need for such repairs will continue to benefit the demand for the Company's products to the extent that funding for such repairs is available. In addition, construction machinery rentals have increased due to the need for specific, high-cost equipment for short durations, distributors' ability to convert rentals into subsequent sales and the lack of an investment tax credit for purchasers. In particular, the market for material handlers, which typically are rented by distributors or other rental companies before being sold in the retail market, has notably increased over the past several years consistent with the trend towards rental of construction equipment. Another important element of the current demand for construction machinery is the replacement of older machines with new and more versatile ones. The Company believes that the present popularity of machines with multiple functions, faster work cycles, ease of transport and special attachments, such as Gradall products, will continue in the future.

     Excavators. The total market for hydraulic excavators in the U.S. grew from approximately 11,000 units in 1993 to over 19,000 units in 1997. The growth in the market is due to improved general economic conditions and expanding applications of hydraulic excavators. Excavators were traditionally used for earth moving and below-ground applications such as trenching, road construction, site development, mining and irrigation. The use of excavators has expanded to include many above-ground applications such as demolition, bridge work, hazardous waste clean-up, scrap handling and forestry work as well as applications at industrial sites such as mines and steel mills.

     The excavator market may be divided into two product categories consisting of track-mounted "crawler" excavators (which is further divided into several size classes) and wheel-mounted "wheeled" excavators, which in recent years have constituted approximately 97% and 3% of the total market for excavators, respectively. The conventional crawler excavator market has been traditionally dominated by knuckle-boom technology. The Company manufactures telescopic boom crawler excavators in three size classes -- 12-14 tons, 19-21 tons and 24-28 tons -- which size classes in 1997 accounted for approximately 9%, 21% and 9% of the total excavator market, respectively, for a total of approximately 40%. The remainder of the crawler excavator market is represented by size classes which are smaller or larger than the sizes currently manufactured by the Company. Based on industry data, the Company estimates that its market share of the crawler excavator market in which it competes is approximately 1%; however, its unit sales of crawler excavators have increased at a compounded annual growth rate of 38% over the past three years.

     Gradall is a leading manufacturer of wheeled telescopic boom excavators. Based on industry data, the company estimates that its market share of wheeled excavators exceeded 45% and that its market share of highway speed, telescopic boom excavators is 85-90%.

     Material handlers. The market for rough-terrain variable reach material handlers has experienced dynamic growth in recent years due to new applications, increased rental demand and displacement of straight-mast forklifts and small rough-terrain cranes. The retail market for material handlers has grown from approximately 1,900 units in 1993 to more than 8,500 units in 1997. Material handlers are typically used for lifting, transporting and placing a wide variety of materials such as bricks, blocks, lumber, drywall, structural steel and roofing materials at their point of use or storage. The increased use of new attachments such as buckets, augers, winches, truss booms, side shifting/fork positioning carriages and swing carriages has contributed to the development of new applications of material handlers.

     The rough-terrain variable reach material handler market is divided into several size classes. The Company manufactures and markets material handlers in three size classes -- 6-7,000 lbs., 8-9,000 lbs. and 10,000 lbs. and over, which size classes in the aggregate represent over 94% of the total market for material handlers. Based on industry data, the Company estimates that its market share of rough-terrain variable reach material handlers is approximately 16%.

GROWTH STRATEGY

     The Company's growth strategy is to design and produce high quality hydraulic excavators and material handlers for niche markets while simultaneously reducing manufacturing costs and increasing production capacity. Since 1993, the Company introduced 14 new products, its sales increased from $72.2 million in 1993 to $158.7 million in 1997 and operating income increased from $1.8 million in 1993 to $20.6 million in 1997. The key components of the Company's strategy are:

     Develop unique products. The Company remains committed to devoting significant resources toward engineering and producing unique excavators and material handlers. With the development of its XL Series excavators, the Company introduced new products to the conventional crawler excavator market. The XL Series excavators are exceptional because they combine the versatility of the Gradall rotating, telescopic boom with the productivity of high-pressure hydraulics. Shipments of the XL 2200, the latest XL Series model, which competes in the 12-14 ton size class, commenced in May 1997, and this model has been well received by distributors and customers. In mid-1997 the Company introduced the newest XL model, XL2210, which is operated with a remote control device, making it popular for steel and aluminum metal mill maintenance work as well as hazardous waste cleanup and other potentially dangerous jobs. In July 1997, Gradall introduced a new D Series material handler in the 10,000 lbs. and over size class which is one of the largest material handlers in the industry. In January 1998, the Company introduced seven new D Series models, completing the D Series family. The eight new D Series models provide state of the industry operator protection, new instrumentation, wider seating and excellent visibility in all directions. The machines are designed for easy operation, shortening the operator training process and encouraging faster, more efficient work with advantages like no-shift transmissions. The Company's product development engineers are currently designing additional new excavators and material handlers which Gradall plans to market in the near future.

     Target niche markets. The Company is working to continue its leading position in its traditional niche market of highway speed, telescopic boom excavators and to gain a leading position in several niche markets in the conventional crawler market. Prior to 1993, the Company focused on the wheeled excavator market which represents approximately 3% of the total excavator market. Although this niche market accounts for a small portion of the overall excavator market, it is an increasing market that generates consistent profit margins. With the introduction of the XL Series excavators in 1993, the Company significantly strengthened its competitive position in several size classes of the conventional crawler excavator market which in the aggregate currently represent approximately 40% of that market. Gradall believes that it is well-positioned to take advantage of the niches in the crawler excavator market which demand premium full-featured products. In the material handler market, the Company focuses on the segment which demands a reliable premium product that offers a high level of versatility and maneuverability. The Company believes it is well-positioned to compete in this dynamically growing market.

     Improve manufacturing processes. An important element of Gradall's growth strategy is to expand profit margins through improved manufacturing processes. In 1995, the Company commenced a multi-year program designed to expand plant capacity and reduce production costs by increasing labor efficiency and equipment productivity and improving quality. The Company invested $4.2 million in 1995, $2.3 million in 1996 and $5.3 million in 1997 for capital improvements pursuant to this program. During 1998, the Company plans to invest approximately $8.1 million for additional capital improvements under this program. The recent capital improvements have included robotic welding systems, fabrication equipment and direct computer-controlled equipment for cellular production. In addition, the Board of Directors has approved in principle the Capacity Expansion Program which is intended to raise capacity in excess of 50% over the next three to five years. The Capacity Expansion Program will require a $30 to $50 million investment over this time frame. The Company has entered into no commitments with respect to the Capacity Expansion Program and may alter or revise the Capacity Expansion Program based upon changes in market demand and/or economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity And Capital Resources." Gradall has also adopted programs designed to reward its employees for improvements in overall productivity and profitability. In addition, the Company has implemented aggressive quality programs in the areas of statistical process control, warranty reduction and quality assurance. Gradall believes its recent and planned investments in automation and technology, material control, productivity incentives and quality programs should improve its manufacturing processes and benefit profit margins in the future.

     Emphasize quality. Gradall has adopted a "continuous improvement" strategy for every facet of its operation. The Company has carried the continuous improvement concept beyond the scope of the traditional quality definition to include product development and employee training and development. This strategy has led to significant reductions in the Company's total cost of quality (defined as warranty, rework and scrap expenses), which declined from 2.6% of sales in 1993 to 1.5% in 1997. The Company has implemented statistical process controls, a monitored product quality review program and a formal supplier quality assurance program.

     Increase distributor support. The Company believes that its distribution network is among the strongest in the industry and a core strength for its future growth. The Company plans to further enhance its distribution network by continuing to produce unique new products, provide marketing and sales support through its regional sales managers, and provide technical and service support through its district service managers.

     Expand service parts business. Management has focused on expanding the Company's service parts business to increase revenues and profits by taking advantage of the growth in the working population of Gradall excavators and material handlers. As a part of this focus, the Company has implemented the Gradall On Line Distributor ("GOLD") computer system which links the Company and its distributors to facilitate communications regarding orders, availability and other information involving Gradall service parts. In 1997, the Company invested significant resources toward the development of CD ROM operators, service and parts manuals which will be available to all dealers in 1998. Service parts sales and marketing activities are supported by three regional parts managers who are dispersed geographically throughout the U.S.

     Pursue joint ventures, international business opportunities and strategic acquisitions. Although substantially all of the Company's business has been focused in North America, the Company believes its increased product development efforts should enable the Company to take advantage of international opportunities, including infrastructure development in emerging markets in the former Soviet Union and Asia. The Company currently has a joint venture to manufacture and market material handlers in Eastern Europe and is exploring other international opportunities. In addition, the Company has embarked on a program to obtain its ISO 9001 registration in order to assist the international marketing of its products. The audit for this registration is scheduled for the fourth quarter 1998. The Company believes there is opportunity to grow through acquisitions, by participating in the current trend of consolidation in the construction equipment industry.

PRODUCTS AND MARKETS

     The Company engineers, manufactures and markets premium hydraulic excavators and material handlers which incorporate Gradall's unique design features. In addition, the Company manufactures and markets service parts for its excavators and material handlers. Since January 1993, the Company has introduced 14 new products which accounted for in excess of 60% of total sales in 1997.

                          REVENUE BY PRODUCT CATEGORY

                                                        YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                          1993(1)(2)    1994(2)    1995(2)     1996      1997
                                          ----------    -------    -------    ------    ------
                                                         (DOLLARS IN MILLIONS)
Excavators..............................    $40.2        $45.2     $ 49.2     $ 55.1    $ 57.4
Material handlers.......................     21.4         30.7       53.6       70.4      84.0
Service parts...........................     10.7         12.9       15.6       15.4      17.3
                                            -----        -----     ------     ------    ------
          Total.........................    $72.2        $88.8     $118.4     $140.9    $158.7
                                            =====        =====     ======     ======    ======

---------------
(1) The sum does not equal the indicated total due to rounding.
(2) Material handlers and service parts revenue includes revenue from a product line which was discontinued in 1995.

                                   EXCAVATORS

     All Gradall excavators are distinguished by their rotating telescopic boom technology, versatility, productivity and reliability. Gradall excavators are typically used for ditching, sloping, finished grading and general maintenance which often require precise boom and bucket movements which conventional knuckle-boom excavators cannot provide. Gradall excavators are also used at various construction sites with restricted overhead clearance areas or other operating requirements where it would be difficult for conventional knuckle-boom excavators to operate. Gradall's highway speed excavators are particularly useful to customers who require their equipment to be at multiple locations within short periods of time. Gradall excavators compete in the wheeled excavator category and three size classes in the crawler excavator category.

     A brief description of Gradall excavator models is as follows:

     G3WD Series E. This model is a single-engine highway speed excavator purchased primarily by state and local government agencies. The mobility and versatility of this product are its primary market strengths since it enables the user to do the work of three machines -- an excavator, grader and wheeled loader. The Company's ability to customize this product to meet the specifications required by government agency bid contracts gives it a particular competitive advantage.

     XL Series. The Company formally introduced the XL Series in March 1993 to enhance its competitive position in the larger market segment of conventional crawler excavators. The XL Crawler Series products compete in the 12-14 ton, 19-21 ton and 24-28 ton size classes which size classes in the aggregate constitute approximately 40% of the entire excavator market. The XL Series products combine the versatility of the Gradall telescopic boom technology with the performance of high-pressure hydraulics. The XL Series products have more than twice the productivity and efficiency of the Gradall models they replaced.

     XL2000 Series. Shipments of the new crawler model XL2200 commenced in May 1997, and it competes in the 12-14 ton class which size class represents approximately 9% of the total excavator market. This model is designed to meet the needs of residential and general contractors. In August 1997, the Company commenced shipments of a remote controlled crawler model XL2210, which is a special industrial version for use in mines and steel mills. During 1998, the Company plans to introduce a non-highway speed wheeled version of the XL2000 series.

     XL4000 Series. This model competes in the 19-21 ton class which size class represents approximately 21% of the total excavator market. The XL4000 Series is available in both wheeled and crawler versions. This model is widely used by municipalities and general contractors.

     XL5000 Series. This model competes in the 24-28 ton class traditionally dominated by conventional crawler knuckle-boom excavators. This size class accounts for approximately 9% of the total excavator market. The XL5000 Series is the largest high-pressure hydraulic excavator manufactured by the Company and is available in both wheeled and crawler versions. It is well-accepted among infrastructure and highway contractors.

     In addition to the above-mentioned models which are primarily used in construction applications, the Company offers excavators in both wheeled and crawler versions which are used in industrial applications such as mines and steel mills, respectively. Certain specialized Gradall crawler models are the accepted standard in the steel industry for cleaning furnaces and ladles and for other steel mill applications. Gradall excavators have also been specially designed for mine scaling applications at limestone and salt mines.

     The primary features of Gradall excavators are:

     Telescopic boom. The rotating, telescopic boom is well-known for its versatility and strength. The unique design is excellent for production work such as trenching and earth moving as well as precision work including finished grading and clean-up.

     Wheeled carriers. The Company's highway speed, wheeled carriers are designed and manufactured by Gradall to meet the needs for a reliable and durable carrier. They are offered in two, four or six-wheel drive configurations.

     Remote control, single cab operation. All Gradall highway speed wheeled excavators are designed with two cabs -- one for the operation of the carrier and the other for the operation of the excavator. They are engineered so that one operator can control the carrier by remote control from the excavator cab. This allows for greater versatility and adds significantly to the productivity of the machine.

     Crawler undercarriages. Gradall crawler undercarriages are specifically designed and manufactured by the Company to provide the speed and stability requirements of XL Series excavators.

     Options/attachments. In addition to a variety of standard features, Gradall also offers specialized options as requested by customers including air conditioning, work lights, vandal covers and special auxiliary hydraulics. In 1996, Gradall introduced the "telestick" boom attachment which extends the reach of the XL4000 and XL5000 Series excavators approximately 50% to 45'5" and 50'9", respectively.

                               MATERIAL HANDLERS

     All Gradall material handlers are renowned for their maneuverability, versatility and dependability. Gradall material handlers are typically used for lifting, transporting and placing a variety of materials such as bricks, blocks, lumber, drywall, structural steel and roofing materials at their point of use or storage. The Company manufactures five basic models of material handlers in three size classes.

     A brief description of Gradall material handler models is as follows:

     522/524D. The 522/524D was introduced in January 1998 and competes in the 6-7,000 lbs. class which size class represents approximately 49% of the total material handler market. It is available in both two-section and three-section booms which provide a maximum lift height of 24" and 32', respectively. This model is very cost efficient and is ideally suited for less demanding applications.

     534D-6. The 534D-6 was introduced in January 1998 and is the most popular Gradall material handler. It also competes in the 6-7,000 lbs. class and has a maximum lift height of 36'. This model is very well-accepted among mason and roofing contractors.

     534D-9. The 534D-9 was introduced in January 1998 and competes in the 8-9,000 lbs. class which size class represents approximately 35% of the market and has a maximum lift height of 40'. This model has a strong appeal to framing contractors.

     534D-10. The 534D-10 was introduced in January 1998 and competes in the 10,000 lbs. and over class which size class represents approximately 10% of the market. It has a maximum lift height of 40' and is ideally suited for operations requiring heavy lifting. This model has stabilizers as standard equipment to increase its overall capacity at full reach.

     544D. The 544D was introduced in July 1997 and also competes in the 10,000 lbs. and over class. It is one of the industry's largest material handlers and has a maximum lift height of 55'. This model permits working on buildings as high as six stories and also includes stabilizers as standard equipment.

     The primary features of Gradall material handlers are:

     90 degree rear-pivot steering. This is the key feature of a Gradall material handler which provides excellent maneuverability by allowing the machines to turn within a tight radius. The design keeps the forks and the load inside the turning radius while providing the ability to maneuver the vehicle in tight areas.

     Strong and versatile boom. Gradall material handlers feature one of the industry's strongest booms. The Gradall boom is capable of handling a variety of attachments which leads to a high degree of versatility. In addition, Gradall has a proprietary design to facilitate switching the attachments called QuickSwitch.

     Low profile. A significant advantage of the Gradall material handler is its low overall height. The vehicle can move under doorways as low as eight feet while maintaining excellent ground clearance.

     Hydrostatic drive. Hydrostatic drive provides the benefits of easier, no-shift operations, inching capability, quick accelerations and a smooth, even ride.

     Stability. Gradall material handlers operate with the industry's longest wheelbase and shortest overall length which increase their capacity and stability. Their engine is mid-mounted within the frame providing uniform weight distribution and improved visibility.

                                 SERVICE PARTS

     In addition to engineering, manufacturing and marketing hydraulic excavators and material handlers, the Company produces and sells related service parts. This is an important source of revenue and profitability for the Company. Since the Company's products are kept operational for years with parts and service support, each Gradall product that enters the market provides the Company with a potential long-term revenue source. Sales of service parts typically generate high gross margins and historically have been less sensitive to industry cycles.

     In order to increase sales of service parts in the face of growing competition, the Company focuses on parts availability, marketing and sales activities. As a part of this focus, the Company has implemented the Gradall On Line Distributor ("GOLD") computer system which links the Company and its distributors to facilitate communications regarding orders, availability and other information involving Gradall service parts. The Company emphasizes the importance of stocking and marketing service parts and has developed a delivery system to provide quick shipment of emergency and unit down parts. The Company provides same day shipment on unit down orders and promotes distributor incentives for stock orders. In 1997, the Company invested significant resources to the development of CD ROM operators, service and parts manuals which will be available to all dealers in 1998.

SPECIALIZED MACHINES

     Gradall has the ability to modify its products to suit the specific needs of its customers. This ability to produce specialized machines is a part of Gradall's overall strategy to serve specialty, higher margin markets within the construction equipment industry. Over 30% of all Gradall excavators are modified from standard models, and approximately 10% of all Gradall material handlers are customized with add-on and/or special attachments. Gradall is able to design and produce specialized machines while meeting the delivery schedule of its customers. Some of the specialized machines developed by the Company are now being marketed as standard models; for example, special excavators created for mine scaling, steel mills and other special industrial applications have become Gradall standard models.

MARKETING & DISTRIBUTION

     The Company primarily markets and distributes its products through a network of independent distributors and rental companies who, in turn, sell or rent the products to end-users. The Company also sells directly through its own marketing staff to certain major accounts as well as to customers located outside the United States.

     The Company has agreements with its distributors under which the distributors purchase products from the Company at agreed upon prices for resale within the distributor's territory. Although the Company's distributors are not required to purchase any minimum number of products, they are required to maintain agreed-upon inventory levels. Either party may terminate the distributor agreement upon the occurrence of certain events, including bankruptcy or breach, or in the event either party is dissatisfied with the other party's performance, upon thirty days notice after a sixty day dispute resolution procedure. In addition to the Company's products, distributors typically sell construction equipment manufactured by third parties, including competitors of the Company.

     Gradall excavators are primarily used by general contractors and government agencies. Gradall material handlers are customarily used by residential, non-residential and institutional building contractors. Since these are distinct user bases, the Company markets excavators and material handlers and their related service parts through two separate distribution networks. The Company's excavator distribution network is comprised of approximately 48 independent distributors at approximately 152 locations in North America. The Company's material handler distribution network is composed of approximately 44 independent distributors at approximately 127 locations. In addition, Gradall material handlers are available at national rental companies at over 250 locations. No single distributor or rental company accounted for more than 10% of the Company's sales in 1997.

     The Company believes that its ongoing distributor support and training programs help enhance the competitiveness and increase the strength of its distribution network. The Company supports the sales, service and rental activities of its distributors with product advertising, sales literature, product training and major trade show participation. The independent distribution network is serviced by the Company's five regional sales managers for excavators and six regional sales managers for material handlers. Each regional sales manager is also responsible for developing new distributors within his region.

     The Company provides its distributors with product financing through agreements with third party financing companies. Such financings include a Wholesale Floor Plan for distributors and a Retail Finance Plan for end-users, each with reduced interest rates subsidized by the Company, and a Rental Plan for distributors.

     The Company supports the servicing of its products through a field service organization consisting of four district service managers located throughout the United States. The district service managers provide service training and technical support to the distributors, and act as a liaison among customers, distributors and the Company on service related matters. The district service managers are also involved in service parts marketing, sales call support and product demonstrations. In addition, the Company has three service representatives at its principal offices who are responsible for fulfilling the Company's commitment to product reliability.

MANUFACTURING

     The Company fabricates, welds, machines and assembles the chassis, telescopic booms, attachments and many component parts for its excavators and material handlers. The goals of the Company's manufacturing operation are quality, efficiency, productivity, cost control and on-time delivery. The Company strives to develop its manufacturing capacity, productivity and quality through automation and technology, material control, productivity incentives for employees and quality programs.

     Automation and technology. In 1995, the Company commenced a multi-year program designed to expand plant capacity and reduce production costs by improving labor efficiency, equipment productivity and quality. The Company invested $4.2 million in 1995, $2.3 million in 1996 and $5.3 million in 1997 for capital improvements pursuant to this program. Thus far, capital improvements have included robotic welding systems, laser cutting machines, oxygen assist plasma cutting machines and direct computer-controlled equipment designed for cellular production. Planned expenditures will include additional robotic welding systems, laser cutting machines, oxygen assist plasma cutting machines and a large computerized boring machine. In addition, the Board of Directors has approved in principle the Capacity Expansion Program which is intended to raise capacity in excess of 50% over the next three to five years. The Capacity Expansion Program will require a $30 to $50 million investment over this time frame. The Company has entered into no commitments with respect to the Capacity Expansion Program and may alter or revise the Capacity Expansion Program based upon changes in market demand and/or economic conditions. Gradall believes that the recently completed capital improvements, which have reduced production costs, expanded plant capacity and improved quality, and planned capital improvements, should benefit profit margins and increase unit output capacity in the future.

     Material control. The Company has instituted and continues to institute material control improvements. These improvements include the introduction of just-in-time inventory management, the relocation of certain inventory to the shop floor to support cell manufacturing, the implementation of set-up reduction programs and the reduction and control of obsolete and surplus inventory.

     Productivity incentives. The Company operates a productivity sharing plan for its unionized, hourly employees called "Gainsharing." Gainsharing is a group incentive program that is calculated from a company-wide measure of productivity. The productivity of the plant is measured against a base period. Each employee receives a Gainshare bonus based upon the percentage increase in productivity. The Company has an active labor management cooperative committee which is supported by employee positive action teams. These teams implement changes in the manufacturing processes which improve quality and productivity which in turn support the Gainsharing program.

     Quality programs. The Company has implemented comprehensive quality programs, including the following:

     Statistical process control. The Company maintains control charts in machining, welding and assembly as well as a pre-shipment quality audit program on finished machines. The Company plans to continue expanding the use of statistical process control charts.

     Quality feedback/warranty reduction. Gradall reviews critical quality issues on an ongoing basis and initiates corrective actions. A computerized warranty system captures early warning reports from field service managers as well as details of warranty claims which provide additional input to the quality feedback program.

     Supplier quality assurance. The Company monitors supplier quality through a computer system which records and tracks reports on defective material allowing the Company to execute corrective action measures.

     Gradall's commitment to automation and technology, material control, productivity incentives for employees and quality programs have improved the capacity, productivity and quality of the Company's manufacturing operations. From 1993 to 1997, the Company increased its unit production by 169.1% with only a 33.5% increase in its workforce. The Company's total cost of quality (defined as warranty, rework and scrap expenses) declined from 2.6% of sales in 1993 to 1.5% of sales in 1997.

ENGINEERING AND DESIGN

     Gradall believes that its engineering and design capabilities are among the Company's major strengths. The engineering and design functions are closely integrated with the Company's manufacturing and marketing activities. This allows the Company to integrate new production technology with specific needs of customers, resulting in expanded market opportunities and increased profitability for the Company. In 1997, over 30% of Gradall's excavators were modified from standard models to meet end-users' specific requirements.

     The Company's manufacturing engineers are involved in both product design and implementation of capital improvements in order to maximize manufacturing processes and efficiencies. In addition, the implementation of "concurrent engineering," in which personnel from engineering, manufacturing, materials procurement and marketing are simultaneously engaged in new product development programs, has led to faster new product development time, reduced costs and improved quality.

     Gradall has made significant investments in its engineering systems, which currently include a computer-aided design (CAD) system with finite element analysis (FEA) and three-dimensional solids design capabilities. These systems have greatly expanded Gradall's design capabilities and has significantly reduced the time required for engineering and design functions.

     Since 1993, the Company's engineering department personnel has increased by approximately 80% in order to accelerate new product development.

COMPETITION

     The markets in which the Company operates are highly competitive. The Company faces competition in each of its product lines from a number of different manufacturers, some of which have greater financial and other resources than the Company. The principal competitive factors affecting the markets for the Company's products include performance, functionality, price, brand recognition, customer service and support, and product availability.

     The excavator market may be divided into two product categories of track-mounted "crawler" excavators (which is further divided into several size classes) and wheel-mounted "wheeled" excavators. In recent years, crawler excavators have constituted approximately 97% of the total market for excavators and wheeled excavators have accounted for 3%. The conventional crawler excavator market has been traditionally dominated by knuckle-boom technology. The leading producers of conventional crawler excavators are Caterpillar Inc., Deere & Co., Hitachi Corporation and Komatsu, Ltd. The Company manufactures telescopic boom crawler excavators in three size classes -- 12-14 tons, 19-21 tons and 24-28 tons -- which size classes in 1997 accounted for approximately 9%, 21% and 9% of the total excavator market, respectively, for a total of approximately 40% of the total market.

Gradall's XL Series excavators are designed to appeal to niche markets in these size classes which require the versatility of the Gradall telescopic boom technology with the performance of high-pressure hydraulics. The remainder of the crawler excavator market is represented by size classes which are smaller or larger than the sizes currently manufactured by the Company. Based on industry data, the Company estimates that its market share of the crawler excavator market in which it competes is approximately 1%; however, its unit sales of crawler excavators have increased at a compounded annual growth rate of 38% over the past three years.

     Gradall is a leading manufacturer of wheeled telescopic boom excavators. Based on industry data, the Company estimates that its market share of all wheeled excavators exceeds 45% and that its market share of highway speed, telescopic boom excavators is 85-90%. The Company has only one competitor in the highway speed, telescopic boom excavator market.

     The rough-terrain variable reach material handler market is divided into several size classes. The Company manufactures and markets material handlers in three size classes -- 6-7,000 lbs., 8-9,000 lbs. and 10,000 lbs. and over, which in the aggregate represent over 94% of the total market for material handlers. Based on industry data, the Company estimates that its market share of all material handlers is approximately 16%. Other than Gradall, the principal producers of variable reach material handlers are Caterpillar, Inc., Gehl, JCB International Co., Ltd., and Omniquip International.

EMPLOYEES

     As of March 31, 1998, Gradall employed 695 people -- 461 hourly and 234 salaried. The Company's hourly employees are represented by the IAM and are currently working under a three-year contract which will expire on April 16, 2000. The Company's current contract with the IAM was approved after a three-week work stoppage which occurred in March 1997 when the union failed to ratify a proposed new three-year contract. During the work stoppage the Company was able to continue production and shipment, although at a reduced level. There can be no assurance that the Company will be able to negotiate satisfactory contracts with the union in the future or that the Company's union employees will not participate in any work stoppage which could have a material adverse effect on the operations of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding the Company's executive officers and directors.

                 NAME                   AGE                      POSITION
                 ----                   ---                      --------
Barry L. Phillips(1)..................  56    President -- Chief Executive Officer and
                                              Director
David S. Williams.....................  57    Vice President, Marketing & Sales and Director
Joseph H. Keller......................  52    Vice President, Engineering and Secretary
James C. Cahill.......................  45    Vice President, Manufacturing
Bruce A. Jonker.......................  56    Vice President, Chief Financial Officer and
                                              Treasurer
Sangwoo Ahn(1)........................  59    Director and Chairman of the Board
John A. Morgan........................  67    Director
Perry J. Lewis........................  60    Director
William C. Ughetta, Jr.(2)............  37    Director
Jack D. Rutherford(1)(2)..............  64    Director
Ernest Green(2).......................  58    Director

---------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Mr. Phillips has served as President and Chief Executive Officer of the Company since 1995 and has served as President of The Gradall Company since 1985. Prior to 1985, Mr. Phillips spent 26 years with International Harvester and was the plant manager of its Farmall Plant in Rock Island, Illinois.

     Mr. Williams has served as Vice President, Marketing and Sales and has been a director of the Company since 1995 and has served as Vice President, Marketing and Sales of The Gradall Company since 1986. Prior to that, Mr. Williams served as President of Claas of America and held various management positions at International Harvester, including General Sales Manager.

     Mr. Keller joined The Gradall Company in 1981 and has served as its Vice President, Engineering and Secretary since 1987. Mr. Keller has served as Vice President, Engineering and Secretary of the Company since 1995.

     Mr. Cahill joined The Gradall Company in 1982 and has served as its Vice President, Manufacturing since 1990. Mr. Cahill has served as Vice President, Manufacturing of the Company since 1995.

     Mr. Jonker joined The Gradall Company in 1973 and has served as its Vice President and Chief Financial Officer since July 1994 and its Treasurer since November 1995. Mr. Jonker has served as Vice President, Finance and Administration and Treasurer of the Company since November 1995 and as Vice President, Chief Financial Officer and Treasurer of the Company since April 1996.

     Mr. Ahn was a Co-Chairman of the Board from October 1995 to March 1996 and has been Chairman of the Board since March 1996. Mr. Ahn is a founding partner of MLGA, a privately-owned international investment banking and leveraged buyout firm which was founded in 1982. Mr. Ahn has served as a general partner of MLGAL Partners L.P. ("MLGAL"), a Connecticut limited partnership and the general partner of Fund II, since its formation in 1987. Mr. Ahn also serves on the Board of Directors of Kaneb Pipeline Partners, L.P., Kaneb Services, Inc., PAR Technology Corporation, Quaker Fabric Corporation, Stuart Entertainment, Inc. and ITI Technologies, Inc.

     Mr. Morgan has been a director of the Company since 1995. Mr. Morgan is a founding partner of MLGA and has served as a general partner of MLGAL since its formation. Mr. Morgan also serves on the Board of Directors of MascoTech, Inc., Masco Corp. and Allied Digital Technologies, Inc.

     Mr. Lewis has been a director of the Company since 1995. Mr. Lewis is a founding partner of MLGA and has served as a general partner of MLGAL since its formation. Mr. Lewis also serves on the Board of Directors of Aon Corporation, Stuart Entertainment, Inc., ITI Technologies, Inc. and Chancellor Media Corporation.

     Mr. Ughetta has been a director of the Company since 1995. In 1997, Mr. Ughetta became a Managing Director of Long Point Capital, Inc., a private equity investment firm. From 1994 through 1996, Mr. Ughetta was a general partner of MLGA and MLGAL. Prior to that, Mr. Ughetta served as a Vice President of MLGA and MLGAL from 1990 to 1994. Currently, Mr. Ughetta serves on the Board of Directors of ITI Technologies, Inc.

     Mr. Rutherford has been a director of the Company since its formation in 1985. Mr. Rutherford has served as Chairman of the Board and Chief Executive Officer of the Company from 1985 to October 1995 and as Co-Chairman of the Board from October 1995 until March 1996. He has served as President and Vice Chairman of ICM Krebsoge, Inc., a manufacturer of component parts for the automotive industry, from 1993 until 1996. Mr. Rutherford also served as Vice Chairman of Magna LLC, and its predecessors, a holding company whose operating subsidiary manufactures hydraulic cylinders, pumps and valves, from 1986 through 1996. Mr. Rutherford also serves on the Board of Directors of Code Alarm, Inc.

     Mr. Green has been a director of the Company since July 1996. Mr. Green is the founder of, and since its formation in 1981, has served as President and Chief Executive Officer of EGI, Inc., a manufacturer of automotive components. He is also President of Florida Production Engineering, Inc., a subsidiary of EGI, Inc. Mr. Green also serves on the Board of Directors of DPL Inc., Eaton Corporation, Fluor Daniel GTI, Inc. and Pitney Bowes, Inc.

     Directors who are not officers or employees of the Company are entitled to receive $1,000 per attended meeting and $20,000 per annum for serving as directors of the Company. In addition, Mr. Green was granted an option to purchase 10,000 shares of Common Stock of the Company, at an exercise price of $2.71 per share, which may be exercised at any time and from time to time prior to August 14, 2006.

                              SELLING STOCKHOLDER

     A portion of the shares of Common Stock offered in the Common Stock offering are being offered for the account of MLGA Fund II, L.P. (the "Selling Stockholder").

     Certain directors of the Company, Messrs. Ahn, Morgan, Ughetta and Lewis, have held, and currently hold various management positions at either Fund II, or MLGA or MLGAL, both of which are affiliates of Fund II. See "Management." MLGA and/or its affiliates have performed various investment banking services for the Company in the past and may do so from time to time in the future.

     The following table sets forth certain information for the Selling Stockholder with respect to (i) such Selling Stockholder's beneficial ownership of the Common Stock prior to the offering made hereby, (ii) the number of shares being offered for sale hereby, and (iii) the number of shares and the percentage of outstanding shares of the Common Stock to be beneficially owned by the Selling Stockholder after the offering referred to in clause (ii) above.

                                  SHARES OF COMMON STOCK                         SHARES OF COMMON STOCK TO BE
                              BENEFICIALLY OWNED BEFORE SALE    SHARES TO BE    BENEFICIALLY OWNED AFTER SALE
NAME OF SELLING STOCKHOLDER    UNDER THIS PROSPECTUS(1)(2)          SOLD           UNDER THIS PROSPECTUS(2)
---------------------------   ------------------------------    ------------    ------------------------------
                                NUMBER           PERCENTAGE                       NUMBER           PERCENTAGE
                              -----------       ------------                    -----------       ------------
MLGA Fund II, L.P. .........   3,865,637            43.2%        1,250,000       2,615,637            27.7%

---------------
(1) Information is as of June 1, 1998.

(2) Assumes underwriter's overallotment option is not exercised.

     The Company entered into an Amended and Restated Shareholders Agreement dated as of August 20, 1996, (the "Shareholders Agreement") with its stockholders which provides in part for the grant of registration rights to the holders of Restricted Securities, as is defined in the Shareholders Agreement. This Offering is being made pursuant to the Shareholders Agreement, a copy of which is included as an exhibit to the Registration Statement of which this Prospectus is a part. Pursuant to these registration rights, Fund II and its affiliates may require the Company to file, as expeditiously as possible, one or more registration statements with respect to shares of Common Stock held by them, at any time and from time to time. In addition to these "demand" registration rights, Fund II has the right to have shares of Common Stock held by them included in any registration statement filed by the Company. The Company has agreed to pay any and all expenses incidental to performance of or compliance with any registration of shares of Common Stock received by the Selling Stockholder including (i) all SEC fees registration and filing fees,
(ii) fees and expenses of compliance with state securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the shares of Common Stock), (iii) printing expenses, (iv) reasonable fees of counsel for the Company and customary fees and expenses for independent certified public accountants retained by the Company (including the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters requested), (v) the reasonable fees and expenses of one counsel (who shall be reasonably acceptable to the Company for the Selling Stockholder; (vi) fees payable to the National Association of Securities Dealers, Inc. and (vii) fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but excluding underwriting fees, discounts or commissions attributable to the sale of Common Stock or any out-of-pocket expenses of the Selling Stockholder or any fees and expenses of underwriter's counsel.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of the Offering, the authorized capital stock of the Company will consist of 18,000,000 shares of Common Stock, par value $.001 per share and 2,000,000 shares of Serial Preferred Stock, par value $.001 per share, of which 9,445,734 shares of Common Stock will be issued and outstanding (assuming the Underwriters' over-allotment option is not exercised) and no shares of Serial Preferred Stock will be issued and outstanding. As of June 1, 1998, 518,786 shares of Common Stock were reserved for issuance pursuant to outstanding options. The following description is a summary of the capital stock and of the preferred stock purchase rights of the Company and is subject to and qualified in its entirety by reference to the provisions of the Amended and Restated Certificate of Incorporation, the Amended and Restated Bylaws of the Company and the Rights Agreement dated as of May 29, 1998 between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, copies of which are included as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     The issued and outstanding shares of Common Stock are, and the shares being offered by the Company will be, when issued, fully paid and nonassessable. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities, subject to the prior rights of any Preferred Stock then outstanding. There is no cumulative voting. Therefore, the holders of a majority of the shares of Common Stock voted in an election of directors can elect all of the directors then standing for election, subject to any rights of the holders of any then outstanding Preferred Stock. See "Risk Factors -- Control by MLGA Fund II, L.P."

SERIAL PREFERRED STOCK

     The Board of Directors is authorized, subject to any limitations prescribed by law, to issue preferred stock in one or more classes or series and to fix the designations, voting powers, preferences, rights, qualifications, limitations or restrictions of any such class or series, including dividend rights, dividend rates, redemption prices and terms, conversion rights and liquidation preferences of each class or series of Preferred Stock, without any further vote or action by the stockholders of the Company. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, Preferred Stock could have preferences over the Common Stock with respect to dividends and in liquidation and (upon conversion or otherwise) also enjoy all of the rights appurtenant to the Common Stock.

LIMITATION OF LIABILITY; INDEMNIFICATION

     As permitted by the Delaware General Corporation Law (as amended from time to time, the "DGCL"), the Amended and Restated Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL (which currently provides that such liability may be so limited, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit).

     Each person who is or was a party to any action by reason of the fact that such person is or was a director or officer of the Company shall be indemnified and held harmless by the Company to the fullest extent permitted by the DGCL. This right to indemnification also includes the right to have paid by the Company the expenses incurred in connection with any such proceeding in advance of its final disposition, to the fullest extent permitted by the DGCL. In addition, the Company may, by action of the Board of Directors, provide indemnification to such other officers, employees and agents of the Company to such extent as the Board of Directors determines to be appropriate under the DGCL.

     As a result of this provision, the Company and its stockholders may be unable to obtain monetary damages from a director for breach of his duty of care. Although stockholders may continue to seek injunctive or other equitable relief for an alleged breach of fiduciary duty by a director, stockholders may not have any effective remedy against the challenged conduct if equitable remedies are unavailable. The Company also reserves the right to purchase and maintain directors' and officers' liability insurance.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Company is subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation from engaging in a business combination (as defined therein) with an "interested stockholder" (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of the Company or any person affiliated or associated with such person) for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
(ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned (a) by directors who are also officers of the corporation and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to such date the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

RIGHTS PLAN

     The Company adopted a Rights Plan on May 29, 1998. Under the Plan, each holder of Common Stock at the close of business on June 10, 1998 will receive a dividend of one Right for each share of Common Stock held. Each share of Common Stock issued after June 10, 1998 but prior to the earlier of May 29, 2008 and the Distribution Date will be issued with a Right attached thereto. Following the Distribution Date, each Right will be exercisable to purchase one one-hundredth of a share of Series B Participating Cumulative Preferred Stock, par value $0.01 per share. Once a person has become the beneficial owner of 15% or more of the Company's Common Stock, the Rights would permit holders of Common Stock, other than the acquiring person, to purchase additional Common Stock at a 50% discount to its then-current market price. In addition, if, after any person has acquired such ownership, (i) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or assets or (ii) the Company and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries taken as a whole, then each Right will entitle the holder to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or, in certain circumstances, an affiliate) at a 50% discount to its then-current market price. The Rights will expire on May 29, 2008, unless earlier exchanged or redeemed. Current holders of 15% or more of the Company's Common Stock and MLGA and any of its current or future affiliates, associates, and direct transferees are not deemed "acquiring persons" under the Rights Plan.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C., 450 West 33rd Street, New York, NY 10001.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement") among the Company, the Selling Stockholder and each of the Underwriters named below, the Company and the Selling Stockholder have agreed to sell to the Underwriters, and each of the Underwriters severally and not jointly has agreed to purchase from the Company and the Selling Stockholder, the number of shares of Common Stock set forth opposite its name below.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
McDonald & Company Securities, Inc. ........................    587,500
SBC Warburg Dillon Read Inc. ...............................    587,500
Bear, Stearns & Co. Inc. ...................................     50,000
Credit Suisse First Boston Corporation......................     50,000
Furman Selz LLC ............................................     50,000
Goldman, Sachs & Co. .......................................     50,000
Prudential Securities Incorporated..........................     50,000
Schroder & Co. Inc. ........................................     50,000
Robert W. Baird & Co. Incorporated..........................     25,000
Cleary Gull Reiland & McDevitt Inc. ........................     25,000
Crowell, Weedon & Co. ......................................     25,000
GS(2) Securities, Inc. .....................................     25,000
Janney Montgomery Scott Inc. ...............................     25,000
C.L. King & Associates, Inc. ...............................     25,000
John G. Kinnard & Co. ......................................     25,000
Legg Mason Wood Walker, Incorporated........................     25,000
Parker/Hunter Incorporated..................................     25,000
Raymond James & Associates, Inc. ...........................     25,000
Scott & Stringfellow, Inc. .................................     25,000
                                                              ---------
          Total.............................................  1,750,000
                                                              =========

     McDonald & Company Securities, Inc. and SBC Warburg Dillon Read Inc. are acting as representatives (the "Representatives") of the several Underwriters.

     The Underwriting Agreement provides that the obligation of the several Underwriters to pay for and accept delivery of the shares of Common Stock is subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of the Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken. The Underwriting Agreement contains certain provisions whereby, if any Underwriter defaults in its obligation to purchase such shares, and the aggregate obligations of the Underwriters so defaulting do not exceed ten percent of the shares offered hereby, some or all of the remaining Underwriters must assume such obligations.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the offering price per share set forth on the cover page hereof and to certain dealers at a price that represents a concession not in excess of $0.38 per share of Common Stock under the offering price. The Underwriters may allow, and such dealers may re-allow a concession not in excess of $0.10 per share to the other Underwriters or to certain other dealers. The public offering price and the other selling terms may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable at any time during the 30-day period from the date of this Prospectus, to purchase up to an aggregate of 262,500 additional shares of Common Stock at the public offering price set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial amount reflected in the preceding table.

     The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, the Selling Stockholder and certain other stockholders of the Company prior to the Offering have agreed, subject to certain exceptions, not to sell, contract to sell, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock or warrants or other rights to purchase Common Stock or permit the registration of Common Stock, for a period of 180 days from the date of this Prospectus, without the prior written consent of McDonald & Co. Securities Inc., except for the shares of Common Stock offered hereby.

     In connection with the offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Selling Stockholder in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriters if such shares of Common Stock are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

     The Underwriters have performed various investment banking services for the Company in the past and may do so from time to time in the future. McDonald & Company Securities, Inc. and Dillon, Read & Co. Inc., a predecessor of SBC Warburg Dillon Read Inc., each served as a managing underwriter in the Company's 1996 IPO. Because more than 10% of the net proceeds of the Offering will be paid to affiliates of certain members of the National Association of Securities Dealers, Inc. ("NASD"), the Offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the NASD.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1997 and 1996 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997 included in and incorporated by reference to this Prospectus have been included and incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company and for the Selling Stockholder by Black, McCuskey, Souers & Arbaugh, Canton, Ohio and for the Underwriters by Davis Polk & Wardwell, New York, New York.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected at the public reference facilities maintained by Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Citicorp, 500 West Madison Street, Suite 1400, Chicago,

Illinois 60661 and 7 World Trade Center, New York, New York 10048. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with any amendments thereto, the "Registration Statement") under the Securities Act with respect to the shares being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the Rules and Regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance in which a copy of such contract or other document has been filed as an exhibit to the Registration Statement, reference is made to such copy and each such statement is qualified in all respects by such reference.

                            GRADALL INDUSTRIES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED FINANCIAL STATEMENTS
Report of Independent Accountants...........................   F-2
Consolidated Balance Sheets as of December 31, 1997 and
  1996......................................................   F-3
Consolidated Statements of Income for the years ended
  December 31, 1997, 1996 and 1995..........................   F-4
Consolidated Statements of Changes in Stockholders' Equity
  for the years ended December 31, 1997, 1996 and 1995......   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1996 and 1995..........................   F-6
Notes to the Consolidated Financial Statements..............   F-7
UNAUDITED FINANCIAL STATEMENTS
Condensed Consolidated Statements of Income for the Three
  Months Ended March 31, 1998 and 1997 (unaudited)..........  F-21
Condensed Consolidated Balance Sheets as of March 31, 1998
  (unaudited) and December 31, 1997.........................  F-22
Condensed Consolidated Statements of Cash Flows for the
  Three Months Ended March 31, 1998 and 1997 (unaudited)....  F-23
Notes to Condensed Consolidated Financial Statements
  (unaudited)...............................................  F-24

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Gradall Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Gradall Industries, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gradall Industries, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Cleveland, Ohio
February 23, 1998

                            GRADALL INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
                                     ASSETS
Current assets:
  Cash......................................................  $ 1,605    $   215
  Accounts receivable -- trade, net of allowance for
     doubtful accounts of $56 and $76.......................   25,290     16,846
  Inventories...............................................   25,564     21,326
  Prepaid expenses and deferred charges.....................    1,645        495
  Deferred income taxes.....................................      742      1,151
                                                              -------    -------
       Total current assets.................................   54,846     40,033
Deferred income taxes.......................................    5,402      5,257
Property, plant and equipment, net..........................   15,108     11,535
Other assets:
  Deferred financing costs, net of accumulated amortization
     of $404 and $242.......................................      446        608
  Other.....................................................      933        793
                                                              -------    -------
       Total other assets...................................    1,379      1,401
                                                              -------    -------
       Total assets.........................................  $76,735    $58,226
                                                              -------    -------
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Capital lease obligation, current portion.................  $   297    $   174
  Accounts payable -- trade.................................   17,113     13,405
Accrued other expenses:
  Legal.....................................................      452      1,800
  Floor plan interest.......................................    1,444        851
  Warranty..................................................    1,075      1,225
  Income taxes..............................................    1,115      1,333
  Other.....................................................    6,841      6,338
                                                              -------    -------
       Total current liabilities............................   28,337     25,126
                                                              -------    -------
Long term obligations:
  Capital lease obligation, net of current portion..........      412        445
  Long-term debt............................................    9,603      7,291
  Accrued post-retirement benefit cost......................   15,719     14,604
  Other long term liabilities...............................    1,445      1,684
                                                              -------    -------
       Total long term obligations..........................   27,179     24,024
                                                              -------    -------
       Total liabilities....................................   55,516     49,150
                                                              -------    -------
Stockholders' equity:
  Common stock, $.001 par value; 18,000,000 shares
     authorized; 8,940,194 and 8,939,294 issued and
     outstanding in 1997 and 1996, respectively.............        9          9
  Serial preferred shares, par value $.001 per share,
     2,000,000 shares authorized, none issued and
     outstanding............................................       --         --
  Additional paid-in capital................................   38,894     38,907
  Accumulated deficit.......................................  (17,684)   (29,840)
                                                              -------    -------
       Total stockholders' equity...........................   21,219      9,076
                                                              -------    -------
       Total liabilities and stockholders' equity...........  $76,735    $58,226
                                                              -------    -------

  The accompanying notes are an integral part of these consolidated financial statements.

                            GRADALL INDUSTRIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1997        1996        1995
                                                             --------    --------    --------
Net sales..................................................  $158,659    $140,909    $118,438
Cost of sales..............................................   120,663     108,098      92,637
                                                             --------    --------    --------
Gross profit...............................................    37,996      32,811      25,801
Research and development and product engineering costs.....     3,644       3,081       2,504
Selling general and administrative expenses................    13,712      11,815      10,503
                                                             --------    --------    --------
     Operating income......................................    20,640      17,915      12,794
Other expense:
  Interest expense.........................................       696       3,108       1,642
  Other....................................................       257       1,018         865
                                                             --------    --------    --------
     Net other expense.....................................       953       4,126       2,507
                                                             --------    --------    --------
     Income before income taxes and extraordinary item.....    19,687      13,789      10,287
Income tax provision.......................................     7,696       5,503       3,680
                                                             --------    --------    --------
Income before extraordinary item...........................    11,991       8,286       6,607
                                                             --------    --------    --------
Extraordinary item, loss from early extinguishment of debt,
  net of income tax benefit of $622........................        --         973          --
                                                             --------    --------    --------
Net income.................................................  $ 11,991    $  7,313    $  6,607
                                                             --------    --------    --------
Basic:
  Weighted average shares outstanding......................  8,939,605   6,956,507   5,637,244
Earnings per share:
  Before extraordinary item................................  $   1.34    $   1.19    $   1.17
  After extraordinary item.................................  $   1.34    $   1.05    $   1.17
Diluted:
  Weighted average shares outstanding......................  9,013,760   7,003,200   5,637,244
Earnings per share:
  Before extraordinary item................................  $   1.33    $   1.18    $   1.17
  After extraordinary item.................................  $   1.33    $   1.04    $   1.17

  The accompanying notes are an integral part of these consolidated financial statements.

                            GRADALL INDUSTRIES, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                                                      ADDITIONAL
                                                         ADDITIONAL    PAID-IN
                                    COMMON   PREFERRED    PAID-IN      CAPITAL-    ACCUMULATED
                                    STOCK      STOCK      CAPITAL      WARRANTS      DEFICIT      TOTAL
                                    ------   ---------   ----------   ----------   -----------   -------
Balance December 31, 1994.........   $--      $    --     $    --      $    --      $ (3,134)    $(3,134)
  Net income......................    --           --          --           --         6,607       6,607
  Stock dividend..................     5           --          (4)          --            (1)         --
  Issuance of 4,570,500 shares....     5           --      10,495           --            --      10,500
  Issuance of 554,000 shares to
     employees....................     1           --       1,499           --            --       1,500
  Redemption of 4,570,500
     shares.......................    (5)          --           4           --       (39,591)    (39,592)
  Issuance of 449,294 common stock
     warrants.....................    --           --          --        1,000            --       1,000
  Issuance of 140 preferred
     shares.......................    --        2,000          --           --        (2,000)         --
                                     ---      -------     -------      -------      --------     -------
Balance December 31, 1995.........     6        2,000      11,994        1,000       (38,119)    (23,119)
  Issuance of 2,950,000 shares of
     common stock.................     3           --      24,913           --            --      24,916
  Redemption of 140 preferred
     shares.......................    --       (2,000)      2,000           --            --          --
  Redemption of 449,294 common
     stock warrants...............    --           --          --       (1,000)        1,000          --
  Net income......................    --           --          --           --         7,313       7,313
  Change in unfunded pension
     obligation...................    --           --          --           --           (34)        (34)
                                     ---      -------     -------      -------      --------     -------
Balance December 31, 1996.........     9           --      38,907           --       (29,840)      9,076
  Additional expense resulting
     from the initial public
     offering.....................    --           --         (19)          --            --         (19)
  Stock options exercised.........    --           --           6           --            --           6
  Net income......................    --           --          --           --        11,991      11,991
  Change in unfunded pension
     obligation...................    --           --          --           --           165         165
                                     ---      -------     -------      -------      --------     -------
Balance December 31, 1997.........   $ 9      $    --     $38,894      $    --      $(17,684)    $21,219
                                     ---      -------     -------      -------      --------     -------

  The accompanying notes are an integral part of these consolidated financial statements.

                            GRADALL INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                   FOR THE YEARS ENDED
                                                                      DECEMBER 31,
                                                              -----------------------------
                                                               1997       1996       1995
                                                              -------    -------    -------
Cash flows from operating activities:
  Net income................................................  $11,991    $ 7,313    $ 6,607
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Extraordinary item, before tax benefit....................       --      1,595         --
  Change in unfunded pension obligation.....................      165        (34)        --
  Post-retirement benefit transition obligation.............    1,115        780        779
  Depreciation..............................................    1,721      1,391      1,081
  Amortization..............................................      157        344        125
  Deferred income taxes.....................................      264        106     (1,161)
  Equity loss on investment.................................       --         44         43
  (Gain) loss on sale of property, plant and equipment......       (1)      (111)        41
  Increase in accounts receivable...........................   (8,444)    (4,710)      (492)
  Increase in inventory.....................................   (4,238)    (2,816)    (3,618)
  Increase in prepaid expenses..............................   (1,150)       (51)      (157)
  (Increase) decrease in other assets.......................     (135)      (152)        13
  Increase in accounts payable and accrued expenses.........    2,204      3,941      3,417
  Increase (decrease) in accrued other long-term
    liabilities.............................................     (239)        28        203
                                                              -------    -------    -------
      Net cash provided by operating activities.............    3,410      7,668      6,881
                                                              -------    -------    -------
Cash flows from investing activities:
  Proceeds from sale of property, plant and equipment.......       12        104         30
  Purchase of property, plant and equipment.................   (5,305)    (2,300)    (4,189)
                                                              -------    -------    -------
      Net cash used in investing activities.................   (5,293)    (2,196)    (4,159)
                                                              -------    -------    -------
Cash flows from financing activities:
  Net proceeds from initial public offering.................       --     26,916         --
  Payment of term debt......................................       --    (10,000)        --
  Payment of subordinated debt..............................       --    (10,000)        --
  Issuance of 900 common shares.............................        6         --         --
  Issuance of 4,570,500 common shares.......................       --         --     10,500
  Redemption of preferred stock.............................       --     (2,000)        --
  Issuance of 554,000 common shares to employees............       --         --      1,500
  Redemption of 4,570,500 common shares.....................       --         --    (39,592)
  New debt incurred in connection with the recapitalization,
    including $1 million of common stock warrants...........       --         --     38,941
  Debt repaid in the recapitalization transaction...........       --         --    (10,802)
  Recapitalization expenses.................................       --         --     (1,654)
  Proceeds (repayments) on capital leases...................       90       (172)      (102)
  Net advances (repayments) on revolving line of credit.....    2,312    (10,808)      (825)
  Proceeds from (payments of) bank overdraft................      884       (730)       689
  Other.....................................................      (19)        --         --
      Net cash provided by (used in) financing activities...    3,273     (6,794)    (1,345)
                                                              -------    -------    -------
      Net increase (decrease) in cash.......................    1,390     (1,322)     1,377
Cash, beginning of year.....................................      215      1,537        160
                                                              -------    -------    -------
Cash, end of year...........................................  $ 1,605    $   215    $ 1,537
                                                              -------    -------    -------
Supplemental disclosure:
  Cash paid for:
      Income taxes..........................................  $ 7,650    $ 2,875    $ 4,460
                                                              -------    -------    -------
      Interest..............................................  $   604    $ 3,572    $ 1,029
                                                              -------    -------    -------
  Other:
      Amounts financed through capital leases...............  $   287               $   476
                                                              -------               -------

  The accompanying notes are an integral part of these consolidated financial statements.

                            GRADALL INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             (DOLLARS IN THOUSANDS)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION:

     Gradall Industries, Inc. (the "Company"), Incorporated in Delaware formerly ICM Industries Inc. (ICM), is a holding company. The consolidated financial statements include the Company and its wholly-owned subsidiaries, The Gradall Company and Gradall Investment Company. The Gradall Investment Company was dissolved in 1996.

     The Gradall Company manufacturers and sells excavating and material handling equipment to public and private sector customers throughout the world through independent distribution organization.

     On September 15, 1995, ICM entered into a Recapitalization Agreement (the "Recapitalization" or the "Agreement"), which was effective October 13, 1995, under which ICM (a) issued common shares comprising an 82.5% common equity interest to MLGA Fund II, L.P. and partners for a price of $10.5 million; (b) redeemed a portion of the common shares owned by Jack D. Rutherford and David T. Shelby at a purchase price of $44.5 million, less costs and expenses of the transaction, certain payments to officers and employees, amounts required to retire existing indebtedness of The Gradall Company, and further adjusted as required in the Agreement for working capital, income taxes,property additions and cash balances as of the effective date of the transaction; (c) issued 140 shares of Preferred Stock with a liquidation preference of $2 million to Messrs. Rutherford and Shelby; (d) issued common shares representing 10% of its outstanding common stock to certain officers and employees, and (e) distributed certain non-Gradall investments to Messrs. Rutherford and Shelby pursuant to a plan of partial liquidation.

     The Recapitalization was financed under a Loan and Security Agreement with Heller Financial, Inc. for a $10 million term loan repayable in installments through September 30, 2000 and up to $22 million in revolving loan commitments for a period of five years, along with a Securities Purchase Agreement with The Marlborough Capital Investment Fund, L.P. and Mellon Ventures, Inc. for $10 million of 12.5% Senior Subordinated Notes due October 31, 2003 and warrants for 449,294 shares of common stock. These transactions were accounted for as a leveraged recapitalization under which the existing basis of accounting was continued, and assets and liabilities of the continuing business were carried forward. Under the Agreement the name of ICM was changed to Gradall Industries, Inc.

     Sources and uses of cash in connection with these transactions are summarized below:

SOURCES OF CASH:
  Purchase of 4,570,500 shares by MLGA Fund II, LP..........    $10,500
  Purchase of 554,000 shares by employees...................      1,500
  Borrowing from Heller Financial, Inc. -- Term Loan........     10,000
  Borrowing from Heller Financial, Inc. -- Revolvers........     17,941
  12.5% Senior Subordinated Notes...........................     10,000
  Company funds.............................................      2,809
                                                                -------
                                                                $52,750
                                                                -------
USES OF CASH:
  Repayment of State of Ohio debt...........................    $ 1,320
  Repayment of Bank One Debt, including accrued interest of
     $43....................................................      9,482
  Acquisition of 4,570,500 shares from Rutherford and
     Shelby.................................................     39,592
  Financing and other transaction costs.....................      2,356
                                                                -------
                                                                $52,750
                                                                -------

     The purchase price was further adjusted based on the actual tax liabilities as of the closing date including consideration of any taxes resulting from the distribution of the non-Gradall investments to Messrs. Rutherford

                            GRADALL INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION: (CONTINUED) and Shelby. Subsequent adjustments to date have not had a material impact on the accompanying financial statements.

     Former wholly-owned subsidiaries of ICM, Magna Power and International Consulting Management were transferred to Messrs. Rutherford and Shelby in connection with the Recapitalization described above. For purposes of these consolidated financial statements, this spin-off transaction has been treated as a change in the reporting entity and these entities have been excluded from the accompanying financial statements for all periods presented on the basis that these companies operated in different industries, were autonomous and had only incidental transactions with the Company. Management fees to these former subsidiaries of $288 for the year ended December 31, 1995 are included in the accompanying consolidated statements of income.

     The following table summarizes the October 12, 1995 book values of the companies transferred and excluded from these financial statements:

Cash........................................................    $   944
Accounts receivable.........................................      5,976
Inventory...................................................      6,948
Property and equipment......................................      3,350
Other.......................................................        579
                                                                -------
                                                                $17,797
                                                                -------
Accounts payable............................................    $ 3,229
Accrued liabilities.........................................      3,044
Debt........................................................     10,789
Net assets..................................................        735
                                                                -------
                                                                $17,797
                                                                -------

     On September 3, 1996, the Company completed an initial public offering in which 2,950,000 shares of common stock were issued for a total sum of $29.5 million. Expenses incurred in connection with the issue approximated $2.6 million. The net proceeds of the offering were used as follows:

Repay outstanding term debt.................................    $ 9,550
Repay subordinate debt......................................     10,000
Redeem preferred stock......................................      2,000
Reduce revolving credit liability...........................      5,379

     In connection with the offering, the Company increased the number of its authorized shares of common stock from 2,200 to 18,000,000 and effected a 5,540 to 1 stock split. All applicable share and per share data have been retroactively adjusted for the stock split.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  PRINCIPLES OF CONSOLIDATION:

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

                            GRADALL INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
  USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results may differ from those estimates.

  SOURCE OF SUPPLY OF LABOR:

     Virtually all of the Company's hourly employees are represented by the International Association of Machinists and Aerospace Workers under a three-year contract which expires April 16, 2000.

  REVENUE RECOGNITION:

     The Company's revenue recognition policy is to recognize revenue when products are shipped.

  PRODUCT FINANCING:

     The Company provides its distributors with product financing through agreements with third party financing companies. Such financings include a Wholesale Floor Plan for distributors and a Retail Finance Plan for end-users, each with reduced interest rates subsidized by the Company, and a Rental Plan for distributors.

  PRODUCT WARRANTY COSTS:

     In general, the Company provides warranty on equipment for a period of up to twelve months or for a specified period of use after sale or rental by the distributor. Reserves for estimated warranty costs are established at the time of sale.

  INVENTORIES:

     Inventories are stated at cost not in excess of market value using the last-in, first-out (LIFO) method of inventory costing. Inventory cost includes materials, direct labor, manufacturing overhead, and outside service costs. Market value is determined by comparison with recent purchases or realizable value.

  PROPERTY, PLANT AND EQUIPMENT:

     Expenditures for property, plant and equipment and for renewals and betterments which extend the originally estimated economic lives of assets are capitalized at cost. Expenditures for maintenance and repairs are charged to expense. Items which are sold, retired, or otherwise disposed of are removed from the asset and accumulated depreciation accounts and any gains or losses are reflected in income. The Company's depreciation and amortization methods are as follows:

                   DESCRIPTION                      USEFUL LIFE       METHOD
                   -----------                      -----------    -------------
Machinery and equipment...........................   3-10 years    Straight-line
Buildings and improvements........................  10-24 years    Straight-line
Furniture and fixtures............................   3-10 years    Straight-line

  PATENTS:

     The cost of patents is being amortized on a straight-line basis over the remaining legal life of the patents.

                            GRADALL INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
  DEFERRED FINANCING COSTS:

     Costs incurred to obtain financing have been capitalized and are being amortized over the life of the respective financing arrangements.

  INCOME TAXES:

     The Company follows the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Deferred income taxes arise from reporting certain items of income and expense for tax purposes in a different period than for financial reporting purposes. The principle difference relates to accounting for post-retirement health benefits.

  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The Company's financial instruments consist principally of cash, accounts receivable, accounts payable and accrued liabilities in which the fair value of these financial instruments approximates the carrying value. The Company's revolving line of credit provides for periodic changes in interest rates which approximate current rates and therefore, the fair value of the debt approximates carrying value.

  RESEARCH AND DEVELOPMENT COSTS:

     Expenditures relating to the development of new products and processes, including significant improvements to existing products, are expensed as incurred. Research and development expenses were $1,722, $1,641 and $1,209 in 1997, 1996 and 1995, respectively. In addition, the Company incurred other engineering expenses relating to new product development (that do not meet the accounting definition of "Research and Development") in the amount of $1,922, $1,440 and $1,295 in 1997, 1996 and 1995, respectively.

  STOCK BASED COMPENSATION:

     The Company accounts for stock based compensation awards pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations which prescribe the use of the intrinsic value based method. Accordingly, no compensation cost has been recognized for its fixed stock option plans. However, the Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," See Note 10 for additional information.

  PER SHARE DATA:

     The Company adopted Statement of Accounting Standards ("SFAS") No. 128, "Earnings Per Share", in the fourth quarter of 1997. The impact of implementing SFAS No. 128 is discussed in Note 14 to the Consolidated Financial Statements.

  RECLASSIFICATIONS:

     Certain 1996 and 1995 balances have been reclassified to conform to the current year's presentation.

                            GRADALL INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

3. INVENTORIES:

     Inventories are comprised of:

                                                           1997       1996
                                                          -------    -------
Raw materials...........................................  $   921    $ 1,167
Work in process.........................................   24,739     18,402
Finished goods..........................................    5,474      7,187
                                                          -------    -------
                                                           31,134     26,756
Less LIFO reserve.......................................    5,570      5,430
                                                          -------    -------
Total inventory.........................................  $25,564    $21,326
                                                          -------    -------

4. PROPERTY, PLANT AND EQUIPMENT:

     The major classes of property, plant and equipment are summarized as follows:

                                                           1997       1996
                                                          -------    -------
Land....................................................  $   513    $   513
Machinery and equipment.................................   16,910     14,836
Buildings and improvements..............................    5,587      5,587
Furniture and fixtures..................................    2,277      1,652
Construction in progress................................    4,109      1,380
                                                          -------    -------
                                                           29,396     23,968
Less accumulated depreciation...........................   14,288     12,433
                                                          -------    -------
Net property, plant and equipment.......................  $15,108    $11,535
                                                          -------    -------

5. LONG-TERM DEBT:

     Long term debt includes:

                                                           1997       1996
                                                          -------    -------
Revolving credit........................................  $ 9,603    $ 7,291

     In 1996, the Company's Loan and Security Agreement with Heller Financial, Inc. was amended and restated as of December 20, 1996. This agreement provides for up to $25 million in revolving loan commitments. There are no aggregate maturities on the revolving loan commitment. Amounts borrowed based on the borrowing base, as defined, may be repaid and reborrowed at any time prior to the earlier of a default or August 31, 1999, the termination date.

     The revolving line of credit bears interest at either LIBOR plus 1% or prime minus .50%. At December 31, 1997, the prime rate was 8.5%, LIBOR was 5.97%, and the average annual interest rate in effect for the revolving line of credit was 7.86%. At December 31, 1996, the prime rate was 8.25%, LIBOR was 5.66%, and the average annual interest rate in effect for the revolving line of credit was 9.94%. The Company also pays an unused line fee of 0.25 percent per annum.

     The terms of the financing agreement contain, among other provisions, restrictions on the level of capital expenditures and various financial ratios, as defined. The financing agreements are collateralized by substantially all the assets of the Company.

                            GRADALL INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

6. LEASE OBLIGATIONS:

     The Company leases certain machinery and equipment under capital leases expiring beginning in the year 1998. The assets and liabilities under capital leases are recorded at the original purchase cost. The assets are depreciated over their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense.

     In addition, the Company leases certain equipment under operating leases having terms up to 5 years which are for equipment. A number of these leases have renewal options.

     The following is a summary of property held under capital leases:

                                                             1997      1996
                                                            ------    ------
Machinery and equipment...................................  $1,020    $1,020
Information systems.......................................     287        --
                                                            ------    ------
Total capital leases......................................   1,307        --
Less accumulated depreciation.............................     364       230
                                                            ------    ------
                                                            $  943    $  790
                                                            ------    ------

     The following is a summary of future minimum payments under capitalized and operating leases that have remaining noncancelable lease terms in excess of one year at December 31, 1997:

                                                          CAPITAL    OPERATING
                                                          LEASES      LEASES
                                                          -------    ---------
Year ending December 31,
  1998..................................................  $   341     $   117
  1999..................................................      201          67
  2000..................................................      247          31
  2001..................................................       --          18
  2002..................................................       --          14
                                                          -------     -------
Total minimum lease payments............................      789     $   247
                                                                      -------
Interest................................................       80
                                                          -------
Liability under capital lease payments..................      709
Current portion.........................................      297
                                                          -------
Long-term capitalized lease obligation..................  $   412
                                                          -------

     Rental expense for operating leases amounted to $409, $397, and $319 for the years ended December 31, 1997, 1996 and 1995, respectively.

7. EMPLOYEE BENEFIT PLANS:

  PENSION PLANS:

     Substantially all employees are covered by pension plans which provide for monthly pension payments to eligible former employees who have retired. Prior to March 24, 1997 the Company sponsored two plans, one for members of the collective bargaining unit and one for salaried and other eligible employees.

     Benefits paid under the collective bargaining unit plan are based on a benefit multiplier times years of credited service, reduced by benefits under a prior plan. Such prior plan benefits are guaranteed under the terms of group annuity contracts. Benefits paid under the salary plan are based on the greater of a benefit multiplier times years of credited service or a percentage of pre-retirement earnings. Pension costs are funded as actuarially

                            GRADALL INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

7. EMPLOYEE BENEFIT PLANS: (CONTINUED)
determined and to the extent cash contributions are deductible for federal income tax purposes. The collective bargaining unit plan uses the entry age normal actuarial cost method to determine annual contributions to the plan. The salary plan uses the unit credit actuarial cost method to determine contributions.

     Effective March 24, 1997 the Company adopted the IAM National Pension Plan to replace the existing collective bargaining unit plan for future service benefits. The collective bargaining unit plan benefits were frozen and the Company continues to fund the plan for past service benefits. The expense related to funding the IAM National Pension Plan from March 24, 1997 to December 31, 1997 was $254.

     The components of net periodic pension cost for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                                  1997       1996       1995
                                                 -------    -------    -------
Service cost...................................  $   505    $   693    $   566
Interest cost..................................      819        738        644
Actual return of plan assets...................   (1,838)    (1,118)    (1,399)
Net amortization and deferral..................    1,117        532        943
Curtailment under FAS 88.......................       17         --         --
                                                 -------    -------    -------
Total pension cost.............................  $   620    $   845    $   754
                                                 -------    -------    -------

     The funded status of the plans as of December 31, 1997 and 1996 are as follows:

                                                                1997                     1996
                                                        ---------------------    ---------------------
                                                        COLLECTIVE               COLLECTIVE
                                                        BARGAINING   SALARIED    BARGAINING   SALARIED
                                                        UNIT PLAN      PLAN      UNIT PLAN      PLAN
                                                        ----------   --------    ----------   --------
Accumulated benefit obligation:
  Vested..............................................    $6,193      $3,808       $5,612      $3,129
  Nonvested...........................................       733         372          699         276
                                                          ------      ------       ------      ------
                                                           6,926       4,180        6,311       3,405
                                                          ------      ------       ------      ------
Projected benefit obligation..........................     6,926       5,711        6,311       4,679
Plan assets at fair value, primarily stock and bond
  funds...............................................     6,360       4,837        5,213       3,867
                                                          ------      ------       ------      ------
Projected benefit obligation in excess of plan
  assets..............................................       566         874        1,098         812
Unrecognized net asset................................        --          --           --           1
Unrecognized net loss.................................       980         247        1,154         218
Unrecognized prior service cost.......................        --         108           17         118
                                                          ------      ------       ------      ------
(Prepaid asset) pension liability recognized in other
  current assets and other current liabilities,
  respectively........................................    $ (414)     $  519       $  (73)     $  475
                                                          ------      ------       ------      ------

     The actuarial assumptions used were as follows:

                                                       1997    1996    1995
                                                       ----    ----    ----
Discount rate........................................   7.0%    7.5%    7.5%
Rate of increase in compensation levels..............   4.5%    4.5%    4.5%
Expected long-term rate of return on assets..........   8.5%    8.5%    8.5%

     Statement of Financial Accounting Standards No. 87 contains a provision which requires the recognition of a liability (including unfunded accrued pension costs) that is at least equal to the unfunded accumulated benefit obligation (the excess of the accumulated benefit obligation over the fair value of plan assets). Recognition of an

                            GRADALL INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

7. EMPLOYEE BENEFIT PLANS: (CONTINUED)
additional minimum liability is required if an unfunded accumulated benefit exists and the liability already recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation. The additional minimum liability of $980 and $1,171 at December 31, 1997 and 1996, respectively, has been included in other long-term liabilities and an intangible pension asset of $17 at December 31, 1996 has been recorded in an amount not exceeding the amount of unrecognized prior service cost. The difference between the long-term liabilities and the intangible asset has been reported net of income tax effect within equity.

  SAVINGS AND INVESTMENT PLAN:

     Substantially all employees are eligible to participate in a savings and investment plan. The Company sponsors two plans, one for members of the collective bargaining unit and one for salaried and other eligible employees. The plans provide for contributions by employees, through salary reductions, and for a matching contribution by the Company based on a rate determined for each plan year by the Board of Directors of the Company. The plans also provide for a discretionary contribution by the Company.

  DEFERRED COMPENSATION PROGRAM:

     The Company has a deferred compensation program under which certain employees may elect to postpone receipt of a portion of their earnings. The amounts so deferred are deposited in a trust account, but remain assets of the Company. The trustees of the program are officers and a key employee of the Company.

  PROFIT SHARING PLAN:

     The Company maintains a profit sharing plan covering union and salaried employees. The amount of the profit sharing bonus is determined by the Company's return on sales and is calculated based upon the wages of eligible employees.

  POST-RETIREMENT BENEFITS:

     The Company provides eligible retired employees with health care and life insurance benefits. These benefits are provided on a non-contributory basis for life insurance and contributory basis for medical coverage. Currently, the Company does not pre-fund these benefits.

     The components of periodic net post-retirement benefit cost for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                                    1997      1996      1995
                                                   ------    ------    ------
Service cost.....................................  $  584    $  539    $  393
Interest cost....................................   1,232     1,143     1,098
Amortization of loss.............................      34        17        --
                                                   ------    ------    ------
Net periodic post retirement benefit cost........  $1,850    $1,699    $1,491
                                                   ------    ------    ------

                            GRADALL INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

7. EMPLOYEE BENEFIT PLANS: (CONTINUED)
     The following table displays the plans' funded status at December 31, 1997 and 1996 based on the most recent actuarial analysis at December 31, 1997 and 1996:

                                                           1997       1996
                                                          -------    -------
Accumulated post-retirement benefit obligations:
  Retirees..............................................  $ 8,586    $ 7,155
  Fully-eligible active plan participants...............    4,371      4,401
  Other active plan participants........................    5,917      4,959
                                                          -------    -------
     Total..............................................  $18,874    $16,515
                                                          -------    -------
Plan assets at fair value...............................  $    --    $    --
Accumulated post-retirement benefit obligation in excess
  of assets.............................................   18,874     16,515
Unrecognized net actuarial loss.........................   (3,155)    (1,911)
                                                          -------    -------
Accrued post-retirement benefit cost....................  $15,719    $14,604
                                                          -------    -------

     For measuring the expected Post-Retirement Benefit Obligation, an 8% annual rate increase in the per capita cost of covered health care benefits was assumed for 1997. This rate was assumed to decrease to 5.0% by 2011 and remain constant thereafter. The weighted average discount rate used in determining the Accumulated Post-retirement Benefit Obligation was 7.0% and 7.5% respectively at December 31, 1997 and 1996.

     If the health care cost trend rate were increased 1%, the Accumulated Post-Retirement Obligation as of December 31, 1997 would have increased by $2,627 and the effect of this change on the aggregate of service and interest costs for 1997 would be an increase of $157 and $155, respectively.

8. INCOME TAXES:

     The provision for income taxes for the years ended December 31, 1997, 1996 and 1995 consisted of the following:

                                                    1997      1996      1995
                                                   ------    ------    ------
Federal..........................................  $6,327    $3,433    $3,888
State............................................   1,105       642       849
Deferred.........................................     264       806    (1,057)
                                                   ------    ------    ------
                                                    7,696     4,881     3,680
Tax effect of extraordinary item (shown
  separately)....................................      --       622        --
                                                   ------    ------    ------
                                                   $7,696    $5,503    $3,680
                                                   ------    ------    ------

     The Company's effective tax rate differed from the federal statutory rate as follows:

                                                         1997    1996    1995
                                                         ----    ----    ----
Federal statutory rate.................................  35.0%   35.0%   34.0%
Effect of state and local taxes........................   3.7%    3.6%    4.8%
Change in tax liability................................    --      --    (3.0)%
Other..................................................   0.4%    1.4%     --
                                                         ----    ----    ----
                                                         39.1%   40.0%   35.8%
                                                         ----    ----    ----

                            GRADALL INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

8. INCOME TAXES: (CONTINUED)
     The components of the net deferred tax benefits (liabilities) as of December 31, 1997 and 1996 were as follows:

                                                            1997       1996
                                                           -------    -------
Current:
  Inventories............................................  $  (705)   $  (762)
  Accrued expenses.......................................    1,628      1,882
  Other..................................................     (181)        31
                                                           -------    -------
                                                           $   742    $ 1,151
                                                           -------    -------
Long-term:
  Basis of property and equipment........................  $(1,618)   $(1,393)
  Post-retirement benefits liability.....................    6,420      5,964
  Accrued expenses.......................................      600        686
                                                           -------    -------
                                                           $ 5,402    $ 5,257
                                                           -------    -------

     The sources of timing differences and the related deferred tax effects were as follows:

                                                    1997     1996      1995
                                                    -----    -----    -------
Accrued expenses..................................  $ 340    $ 970    $  (577)
Post-retirement benefits liability................   (456)    (318)      (308)
Depreciation......................................    225      212         84
Inventory.........................................    (57)     (52)        20
Other.............................................    212       (6)      (276)
                                                    -----    -----    -------
                                                    $ 264    $ 806    $(1,057)
                                                    -----    -----    -------

     Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

9. PREFERRED STOCK:

     The Company is authorized to issue shares of Series A preferred stock in which each share has one vote with a fixed aggregate of 12% of the total vote. The holders of this preferred stock will vote together with the holders of the Company's common stock on all matters submitted to the Company's stockholders. Holders may require the Company to redeem preferred shares proportionately to any reduction in shares held by MLGA Fund II, L.P. At December 31, 1997 and 1996 no Series A preferred stock was outstanding.

     The Board of Directors is authorized, subject to any limitations prescribed by law, to issue preferred stock in one or more classes or series and to fix the designations, voting powers, preferences, rights, qualifications, limitations or restrictions of any such class or series, including dividend rights, dividend rates, redemption prices and terms, conversion rights and liquidation preferences of each class or series of Preferred Stock, without any further vote or action by the stockholders of the Company.

10. STOCK OPTIONS:

     On October 13, 1995, the stockholders approved a qualified incentive stock option program under which 315,226 shares of the Company's common stock are reserved for grants to key employees (The "1995 Stock Option Plan"). The option price is to be determined by the Board, but may not be less than 100% of the fair market value of the Company's common stock at the time of the grant and options must be exercised within ten

                            GRADALL INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

10. STOCK OPTIONS: (CONTINUED)
years from the date of grant. The options vest and become exercisable in three annual installments commencing on the first anniversary of the date of the grant. On June 3, 1997, the stockholders approved an amendment to the 1995 Stock Option Plan increasing the number of shares of the Company's common stock reserved for grants under the program to 515,226.

     The following summarizes the changes in the number of Common Shares under option:

                (OPTIONS IN THOUSANDS)                       1997            1996        1995
                ----------------------                   ------------    ------------    -----
Options outstanding at beginning of year...............           278             132       --
Options granted during the year........................           237             151      132
Options exercised during the year......................            (1)             --       --
Options canceled during the year.......................            --              (5)      --
                                                         ------------    ------------    -----
Options outstanding at end of year.....................           514             278      132
                                                         ------------    ------------    -----
Option price range per share...........................  $2.71-$13.75    $ 2.71-$6.32    $2.71

     The Company's current option plans, which provide for a total of 514 options, have no options remaining for future grants at December 31, 1997.

     The ranges of exercise prices and the remaining contractual life of options as of December 31, 1997 were:

                 Range of exercise prices:                    $2.71    $6.32    $12-13.75
                 -------------------------                    -----    -----    ---------
Options outstanding in thousands:
  Outstanding as of December 31, 1997.......................    132     14.5        237
  Weighted-average remaining contractual life (in years)....   7.78     8.30       9.45
  Weighted-average exercise price...........................  $2.71    $6.32     $13.47
Options exerciseable in thousands:
  Outstanding as of December 31, 1997.......................     88       10         --
  Weighted-average remaining contractual life (in years)....   7.78     8.30       9.45
  Weighted-average exercise price...........................  $2.71    $6.32     $13.47

     On August 15, 1996, an unqualified stock option for 10,000 shares of common stock was granted to a director at the exercise price of $2.71.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." This statement defines a fair value based method of accounting for an employee stock option or similar equity instrument. The statement does, however, allow an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued To Employees."

     In 1996, the Company adopted provisions of SFAS No. 123 by providing disclosures of the pro forma effect on net income and earnings per share that would result if the fair value compensation element were to be

                            GRADALL INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

10. STOCK OPTIONS: (CONTINUED)
recognized as expense. The following table shows the pro forma earnings and earnings per share for 1997, 1996 and 1995 along with significant assumptions used in determining the fair value of the compensation amounts.

                                                  1997        1996       1995
                                                ---------    -------    ------
Pro forma amounts:
Net income....................................  $  11,777    $ 7,242    $6,603
Earnings per share (basic)....................  $    1.32    $  1.04    $ 1.17
Earnings per share (diluted)..................  $    1.31    $  1.03    $ 1.17
Assumptions:
Dividend yield................................          0          0         0
Expected volatility...........................      36.75%     34.46%    35.01%
Risk free interest rate.......................  6.20-6.73%      6.30%     5.70%
                                                                             4
Expected lives................................    4 years    4 years     years

     During fiscal years 1997, 1996 and 1995 the weighted average grant-date fair value of options granted was $5.08, $2.31 and $0.98 per share, respectively.

11. CONTINGENCIES:

     The Company is involved in certain claims and litigation related to its operations. Based upon the facts known at this time, management is of the opinion that the ultimate outcome of all such claims and litigation will not have a material adverse effect on the financial condition or results of operations of the Company.

12. PRO FORMA INFORMATION:

     Net income and net income per share are presented below as if the 1995 Recapitalization, the issuance of shares of common stock pursuant to the initial public offering and the application of the net proceeds thereof to the reduction in debt, all had occurred as of January 1, 1995.

                                                                1996         1995
                                                              ---------    ---------
Net income as reported......................................  $   7,313    $   6,607
Extraordinary charge........................................        973           --
Reduction in interest expense using an average interest rate of 8.2% including the elimination of amortization of
  deferred financing costs..................................      2,013          434
Increase in income taxes related to the pro forma
  adjustments...............................................       (763)        (180)
                                                              ---------    ---------
Pro forma net income........................................  $   9,536    $   6,861
                                                              ---------    ---------
Average shares outstanding as if the initial public offering
  had occurred on January 1, 1995...........................  8,939,294    8,939,294
Pro forma net income per share..............................  $    1.07    $     .77

13. EXTRAORDINARY ITEM:

     The early repayment of the term debt and subordinated debt with the proceeds of the initial public offering resulted in the write-off of $723 of deferred financing costs and unamortized discount on the subordinated debt of $872 which have been accounted for as an extraordinary charge resulting from early extinguishment of debt net of applicable income taxes of $622. Total income before taxes after consideration of these extraordinary expenses amounted to $12,194 for the year ended December 31, 1996.

                            GRADALL INDUSTRIES, INC.

                             (DOLLARS IN THOUSANDS)

14. EARNINGS PER SHARE:

     In the fourth quarter of 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share", which modifies the calculation of earnings per share. The Standard replaces the previous presentation of primary and fully diluted earnings per share to basic and diluted earnings per share.

     Basic earnings per share excludes dilution and is computed by dividing income by the weighted average number of common shares outstanding for the period. Diluted earnings per share includes the dilution of common stock equivalents, and is computed similarly to fully diluted earnings per share pursuant to Accounting Principals Board Opinion 15. All prior periods presented have been restated to reflect this adoption.

                                                             1997         1996         1995
                                                           ---------    ---------    ---------
Basic earnings per share Income before extraordinary
  item...................................................  $  11,991    $   8,286    $   6,607
  Net income.............................................  $  11,991    $   7,313    $   6,607
Weighted average shares outstanding and used in
  calculation of basic earnings per share................  8,939,605    6,956,507    5,637,244
Earnings per share
  Income before extraordinary item.......................  $    1.34    $    1.19    $    1.17
                                                           ---------    ---------    ---------
  Earnings applicable to common shares...................  $    1.34    $    1.05    $    1.17
                                                           ---------    ---------    ---------
Diluted earnings per share
  Income before extraordinary item.......................  $  11,991    $   8,286    $   6,607
  Net income.............................................  $  11,991    $   7,313    $   6,607
Weighted average shares outstanding and used in
  calculation of diluted earnings per share..............  9,013,760    7,003,200    5,637,244
Earnings per share
  Income before extraordinary item.......................  $    1.33    $    1.18    $    1.17
                                                           ---------    ---------    ---------
  Earnings applicable to common shares...................  $    1.33    $    1.04    $    1.17
                                                           ---------    ---------    ---------
Common shares
  Weighted average number of shares used in calculating
     basic earnings per share............................  8,939,605    6,956,507    5,637,244
Shares issuable upon exercise of stock options based on
  average market prices..................................     74,155       46,693           --
                                                           ---------    ---------    ---------
Weighted average number of shares used in calculation of
  diluted earnings per share.............................  9,013,760    7,003,200    5,637,244
                                                           ---------    ---------    ---------

                            GRADALL INDUSTRIES, INC.

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

15. SELECTED SUMMARY QUARTERLY DATA (UNAUDITED):

                                                                     QUARTERS ENDED(2)
                                                     1996                                        1997
                                   -----------------------------------------   -----------------------------------------
                                   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,
                                   --------   --------   --------   --------   --------   --------   --------   --------
Net Sales........................  $34,137    $35,499    $35,205    $36,068    $35,910    $38,356    $40,310    $44,083
Gross Profit.....................    7,670      8,313      8,264      8,564      8,618      9,267      9,814     10,297
Operating Income.................    4,155      4,368      4,574      4,818      4,674      4,735      5,310      5,921
Income Before Extraordinary
  Item...........................    1,834      1,692      2,095      2,665      4,363      4,231      5,250      5,843
Net Income.......................    1,834      1,692      1,122      2,665      2,657      2,577      3,199      3,558
Earnings Per Share Before
  Extraordinary Item(1)
  Basic..........................  $   .31    $   .28    $   .30    $   .30    $   .30    $   .29    $   .36    $   .40
  Dilutive.......................  $   .31    $   .28    $   .30    $   .30    $   .30    $   .29    $   .35    $   .39
Earnings Per Share After
  Extraordinary Item(1)
  Basic..........................  $   .31    $   .28    $   .16    $   .30    $   .30    $   .29    $   .36    $   .40
  Dilutive.......................  $   .31    $   .28    $   .16    $   .30    $   .30    $   .29    $   .35    $   .39

---------------
(1) Based on average shares outstanding during the quarter.

(2) The sum of each years quarterly data may not equal the total year results due to rounding.

                            GRADALL INDUSTRIES, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                THREE MONTHS ENDED
                                                              ----------------------
                                                              MARCH 31,    MARCH 31,
                                                                1998         1997
                                                              ---------    ---------
Net sales...................................................   $41,541      $35,910
Cost of sales...............................................    31,990       27,292
                                                               -------      -------
Gross profit................................................     9,551        8,618
Operating expenses:
  Research, development and product engineering costs.......     1,054          895
  Selling, general & administrative expenses................     3,263        3,049
                                                               -------      -------
Operating income............................................     5,234        4,674
Interest expense............................................       218          239
Other, net..................................................         5           72
                                                               -------      -------
Income before provision for taxes...........................     5,011        4,363
Income tax provision........................................     1,957        1,706
                                                               -------      -------
Net income..................................................   $ 3,054      $ 2,657
                                                               -------      -------
Earnings per common share:
Basic:
  Weighted average shares outstanding.......................  8,940,194    8,939,294
Earnings per common share:..................................   $  0.34      $  0.30
Diluted:
  Weighted average shares outstanding.......................  9,023,295    9,005,868
Earnings per common share:..................................   $  0.34      $  0.30

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                            GRADALL INDUSTRIES, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                              UNAUDITED      AUDITED
                                                              ---------    ------------
                                                              MARCH 31,    DECEMBER 31,
                                                                1998           1997
                                                              ---------    ------------
                                        ASSETS
Current assets:
  Cash......................................................  $  2,104       $  1,605
  Accounts receivable--trade, net of allowance for
     doubtful accounts......................................    26,290         25,290
  Inventories...............................................    25,834         25,564
  Prepaid expenses and deferred charges.....................       484          1,645
  Deferred income taxes.....................................       742            742
                                                              --------       --------
       Total current assets.................................    55,454         54,846
Deferred income taxes.......................................     5,539          5,402
Property, plant and equipment, net..........................    15,519         15,108
Other assets................................................     1,338          1,379
                                                              --------       --------
       Total assets.........................................  $ 77,850       $ 76,735
                                                              --------       --------
                          LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion long term debt............................  $    272       $    297
  Accounts payable--trade...................................    13,587         17,113
  Accrued other expenses....................................    10,971         10,927
                                                              --------       --------
       Total current liabilities............................    24,830         28,337
                                                              --------       --------
Long term obligations:
  Long-term debt, net of current portion....................    11,233         10,015
  Accrued post-retirement benefit cost......................    16,069         15,719
     Other long term liabilities............................     1,445          1,445
                                                              --------       --------
       Total long term obligations..........................    28,747         27,179
                                                              --------       --------
       Total liabilities....................................    53,577         55,516
                                                              --------       --------
Stockholders' equity:
  Common shares, $.001 par value; 18,000,000 shares
     authorized; 8,940,194 issued and outstanding...........         9              9
  Additional paid-in capital................................    38,894         38,894
  Accumulated deficit.......................................   (14,630)       (17,684)
                                                              --------       --------
       Total stockholders' equity...........................    24,273         21,219
                                                              --------       --------
       Total liabilities and stockholders' equity...........  $ 77,850       $ 76,735
                                                              --------       --------

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                            GRADALL INDUSTRIES, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                                                THREE MONTHS ENDED
                                                              ----------------------
                                                              MARCH 31,    MARCH 31,
                                                                1998         1997
                                                              ---------    ---------
Operating Activities:
  Net income................................................   $3,054       $ 2,657
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Post-retirement benefit transition obligation.............      350           262
  Depreciation and amortization.............................      575           451
  Deferred income taxes.....................................     (137)          (88)
  Gain on sale of property, plant & equipment...............      (26)           --
  Increase in accounts receivable...........................   (1,000)       (1,947)
  Increase in inventory.....................................     (270)         (512)
  Decrease in prepaid expenses..............................    1,161           313
  Decrease in accounts payable and accrued expenses.........   (3,482)       (1,926)
                                                               ------       -------
  Net cash provided by (used in) operating activities.......      225          (790)
                                                               ------       -------
Investing Activities:
  Proceeds from sale of property, plant & equipment.........       66            --
  Purchase of property, plant and equipment.................     (985)         (787)
                                                               ------       -------
  Net cash used in investing activities.....................     (919)         (787)
                                                               ------       -------
Financing Activities:
  Net borrowings under lines of credits.....................    1,261         5,287
  Repayments on capital leases..............................      (68)          (49)
  Other.....................................................       --           (19)
                                                               ------       -------
  Net cash provided by financing activities.................    1,193         5,219
                                                               ------       -------
  Net increase in cash......................................      499         3,642
                                                               ------       -------
Cash at beginning of year...................................    1,605           215
                                                               ------       -------
Cash at end of period.......................................   $2,104       $ 3,857
                                                              ---------    ---------

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                            GRADALL INDUSTRIES, INC.

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (UNAUDITED)

1. BASIS OF PRESENTATION:

     The unaudited interim financial information as of March 31,1998, and for the three months ended March 31, 1998 and 1997, has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the interim information. Operating results for the three months ended March 31, 1998, are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998.

     These financial statements and the notes thereto should be read in conjunction with the Company's audited financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

2. OTHER COMPREHENSIVE INCOME:

     The Company has no significant items of other comprehensive income.

3. INVENTORIES:

     Inventories were comprised of:

                                                              MARCH 31,    DECEMBER 31,
                                                                1998           1997
                                                              ---------    ------------
Raw materials...............................................   $   815       $   921
Work in process.............................................    19,430        24,739
Finished goods..............................................    11,159         5,474
                                                               -------       -------
                                                                31,404        31,134
LIFO reserve................................................    (5,570)       (5,570)
                                                               -------       -------
Total inventory.............................................   $25,834       $25,564
                                                              ---------    -----------

                            GRADALL INDUSTRIES, INC.

4. EARNINGS PER COMMON SHARE:

     The computation of the earnings per common share are as follows:

                                                              MARCH 31,    MARCH 31,
                                                                1998         1997
                                                              ---------    ---------
Basic earnings per common share
  Net income................................................  $   3,054    $   2,657
                                                              ---------    ---------
Weighted average number of shares outstanding during the
  periods and used in calculation of basic earnings per
  common share..............................................  8,940,194    8,939,294
                                                              ---------    ---------
  Basic earnings per common share...........................  $    0.34    $    0.30
                                                              ---------    ---------
Diluted earnings per common share
  Net income................................................  $   3,054    $   2,657
                                                              ---------    ---------
Weighted average number of shares outstanding and used in
  calculation of diluted earnings per common share..........  9,023,295    9,005,868
                                                              ---------    ---------
  Diluted earnings per common share.........................  $    0.34    $    0.30
                                                              ---------    ---------
Common shares
Weighted average number of shares used in calculating basic
  earnings per common share.................................  8,940,194    8,939,294
Shares issuable upon exercise of stock options based on
  average market prices.....................................     83,101       66,574
                                                              ---------    ---------
Weighted average number of shares used in calculation of
  diluted earnings per common share.........................  9,023,295    9,005,868
                                                              ---------    ---------

5. CONTINGENCIES:

     The Company is involved in certain claims and litigation related to its operations. Based upon the facts known at this time, management is of the opinion that the ultimate outcome of all such claims and litigation will not have a material adverse effect on the financial condition or results of operations of the Company.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

============================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................    3
Incorporation of Certain Documents by
  Reference................................    6
Risk Factors...............................    7
The Company................................   10
Use of Proceeds............................   11
Price Range of Common Stock................   11
Dividend Policy............................   11
Capitalization.............................   12
Selected Consolidated Financial Data.......   13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   14
Business...................................   20
Management.................................   30
Selling Stockholder........................   32
Description of Capital Stock...............   33
Underwriting...............................   35
Experts....................................   36
Legal Matters..............................   36
Available Information......................   36
Index to Consolidated Financial
  Statements...............................  F-1

============================================================
============================================================

                                1,750,000 SHARES

                            GRADALL INDUSTRIES, INC.

                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                               MCDONALD & COMPANY
                                SECURITIES, INC.

                               SBC WARBURG DILLON
                                   READ INC.
                                 JUNE 23, 1998

============================================================